Exhibit 99.2

OPThEA LimiTEd  /  Appendix 4e 2022 Appendix 4E Preliminary Final Report OPTHEA LIMITED ABN 32 006 340 567 YEAR RESULTS ENDED FOR JUNE ANNOUNCEMENT 30, 2022 TO THE MARKET June 30, 2022 $ June 30, 2021 $ Movement % Revenues from ordinary activities 90,683 68,613 Up 32.1% Loss from ordinary activities after tax attributable to members (92,817,371) (45,344,496) Loss has increased 104.7% Loss for the year attributable to members (92,817,371) (45,344,496) Loss has increased 104.7% NTA Backing Net tangible asset backing per ordinary security 0.21 0.58 Dividend distribution No dividends have been paid or declared by the entity since the beginning of the current reporting period. This report is based on the attached audited consolidated financial report. 1

PROGRESSING WITH A CLEAR OBJECTIVE AnnuAl RepoRt 2021 – 2022

WHO?

Opthea is a clinical stage biopharmaceutical company committed to developing innovative therapies to improve vision in patients with retinal eye diseases. With an established foundation in Australia and expanded presence in the United States following our listing on the NASDAQ exchange in October 2020, we are well positioned to advance our lead therapeutic candidate OPT-302 through Phase 3 clinical trials in support of future registration filings for marketing approval and commercialization.

WHAT?

Our first-in-class novel therapeutic called OPT-302, is a VEGF-C/D 'trap', to be used in combination with standard of care anti-VEGF-A therapies to improve vision in patients, many of whom respond sub-optimally or become refractory to existing treatments.

WHY?

Millions of people around the world suffer from impaired vision as a result of diabetes and the aging process. With limited treatment options currently available for patients, and a large unmet medical need, our mission is to expeditiously develop our therapies to improve visual outcomes for patients, leading to better quality of life.

CONTENTS

1 2021–2022 Highlights
2 OPT-302 Progressing in global wet AMD Phase 3 trials
4 Building momentum with new appointments
9 Chairman's Report
10 CEO's Report
12 Environmental, Social and Governance at Opthea
14 Directors' Report
40 Management Team
43 Financial Report
93 Corporate Information



Continued patient enrollment for ShORe and COAST Phase 3 clinical trials in the United States, and initiated patient recruitment in Europe, Canada, Asia Pacific and Latin America

Expanded our leadership team, Board of Directors and operations in the United States

OPTHEA LIMITED  /  AnnuAl RepoRt 2021 – 2022 HIGHLIGHTS 2021–2022 Increased our profile Built on our regulatory strategy with the global investment with OPT-302 granted Fast-Track and clinical ophthalmology Designation for wet AMD in community through July 2021 participation in local and international conferences, symposia and events, including the American Strengthened Opthea’s strategic Society Retina Specialists position to maximize the value (ASRS), Retina World, of OPT-302 through the Angiogenesis and announcement of a non-dilutive Association for Research in financing transaction for up to Vision and Ophthalmology US$170 million and a US$90 million (ARVO) conferences equity financing 1

OPT-302 PROGRESSING IN GLOBAL WET AMD PHASE 3 TRIALS

Wet AMD affects over 3.5 million people in the US and Europe. OPT-302 having demonstrated meaningful, improved visual outcomes in its Phase 2b studies steps us closer to helping a large and growing population.

We are progressing our two concurrent, global, randomized, sham-controlled Phase 3 clinical studies:

ShORe:
Study of OPT-302 in combination with Ranibizumab

COAST:
Combination OPT-302 with Aflibercept STudy

The ShORe and COAST Phase 3 trials build upon and maintain key features of our successful Phase 2b clinical trial of OPT-302 combination therapy for the treatment of wet AMD. Both Phase 3 studies evaluate OPT-302 as a combination therapy over a 52 week treatment period, each with 990 patients.

The primary endpoint of the Phase 3 studies is the mean change in best corrected visual acuity (BCVA) from baseline to week 52 for OPT-302 combination therapy compared to standard of care anti-VEGF-A monotherapies.



TRIAL HIGHLIGHTS

activated sites and enrolled patients in the two pivotal Phase 3 clinical trials for the treatment of wet AMD

Over
170
clinical trial sites activated globally for each Phase 3 trial

Approximately
35
countries around the world are recruiting patients for our Phase 3 program

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OPTHEA LIMITED / ANNUAL REPORT 2021 – 2022

WHY OPT-302

Current standard of care treatments for wet AMD are largely limited to VEGF-A inhibitors such as ranibizumab (Lucentis®) or aflibercept (Eylea®). This is administered as an injection once or twice per month by intravitreal delivery. Though patients are offered some vision benefit, most patients fail to achieve sufficient vision gains to resume routine daily activities such as driving and reading. Often, they experience further vision loss after 12 months.

Recent and current clinical trials in the wet AMD landscape have focused on achieving increased durability, measured by longer treatment intervals, without aiming to improve visual outcomes. By contrast, our successfully completed Phase 2b study data has demonstrated OPT-302 combination therapy offers superior vision gains (mean BCVA gain of +3.4 letters) over the current standard of care in wet AMD with comparable safety.

The design of ShORe and COAST have been optimized based on Phase 2b outcomes to maximize probability of success and commercial opportunity for OPT-302.

RECRUITMENT FOR PHASE 3 STUDIES

We have been actively recruiting patients globally for participation in both ShORe and COAST Phase 3 studies. As at August 2022, over 150 clinical trial sites for each study have been activated in the US, Canada, Europe and Asia Pacific. When fully activated, we expect over 190 clinical trial sites to participate in each study.

Over the next 12 months, we will continue to work with a global Clinical Trial Organization to accelerate recruitment and site activations with a target completion of mid-2023.

COMPLETING THE PHASE 3 STUDIES

The ShORe and COAST studies are both double-masked, sham-controlled Phase 3 registrational trials to evaluate efficacy and safety of intravitreal 2.0 mg OPT-302 in combination with either 0.5 mg ranibizumab (Lucentis®), or 2.0 mg aflibercept (Eylea®) respectively.

Each study will investigate the mean change in best corrected visual acuity from baseline to week-52 for OPT-302 combination therapy versus standard of care therapy alone. Topline data for primary analysis is expected to be reported when all patients complete the 52-week treatment period.

If the topline results at the completion of the primary efficacy phase are favorable, we intend to file for marketing approval for OPT-302 for the treatment of wet AMD in the US and EU as a priority.

FAST-TRACK DEVELOPMENT TIMELINE

Superior Phase 2b results led to the US FDA granting Fast-Track designation to OPT-302 as combination therapy for the treatment of patients with wet AMD. Fast-Track designation is designed to expedite drug development and review to get important new therapies with an unmet medical need to patients more quickly. If our Phase 3 trials are successful, Opthea plans to file Biologics License and Marketing Authorization Applications with regulatory agencies in the US and Europe respectively.

COMMERCIAL ADVANTAGES

Investigation of OPT-302 as a combination therapy with two leading standard of care treatments may position OPT-302 as a complementary treatment for administration with any VEGF-A inhibitor.

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BUILDING MOMENTUM WITH NEW APPOINTMENTS Over the past 12 months, whilst During 2021-2022, Opthea welcomed Opthea has been single-mindedly its first Chief Medical Officer, Joel Naor focused on progressing its research and Chief Commercial Officer, Judith program, the company has also Robertson to the team. Pother’s new, gained increasing recognition as an experienced team member in our biotechnology leader in ophthalmology. clinical operations, manufacturing and commercial teams will assist with the to continue building momentum advancement of OPT-302 through the and its international profile, pivotal Phase 3 trials and preparations Opthea has substantially grown for commercialization. its management team, which is now based across Australia and the to better understand the people United States. The appointment behind two recent senior C-suite of these highly experienced executive’s appointments, we invite you to review delivers a range of benefits including their backstories to learn more about their proven track records in late-stage them, their roles and how they intend clinical development and bringing to impact Pother’s operations and therapies to market. its future plans. 4

OPTHEA LIMITED / AnnuAl RepoRt 2021 – 2022 MEET OUR CHIEF MEDICAL OFFICER JOEL NAOR, MD Dr. Joel Nair, based in Palo Alto, “There is definitely a sense that we’re Silicon Valley California and Pother’s doing something very unique here Chief Medical Officer, has been at Opthea, something quite noble, in involved in the field of retinal disease that we’re working on a new mechanism therapeutics “from its inception” of action that may improve patient more than 20 years ago. Dr. Nair has outcomes, for a very important human worked on approaches ranging from need – vision.” photodynamic therapy (PDT), biologics, “The majority of work in this field, in small molecules, sustained release effect, has said to patients, ‘Hey, we are technologies, and stem cells. going to make your life a little bit easier, “I worked on PDT, which was the you’re not going to have to see the first product – or technology – doctor as frequently, but don’t expect to be approved, in 2000, and I’ve anything more in terms of your vision seen retinal therapies go from nothing or other outcomes.’ However, we to a multibillion dollar market.” believe OPT 302 is bringing benefit to patients by potentially improving “But since the first approval of the class visual outcomes. That’s a huge of drugs that block VEGF A, in 2004, diffentiator for Opthea, and a big we’ve had really very little progress motivator for employees, but also in the field offering advances in patients and physicians.” patient visual functional improvements. There’s been a lot of drugs, and now, For Dr. Nair, OPT 302 potentially gets there are even biosimilar anti VEGF A to the heart of personalized medicine. drugs, but everything that has been “Most of the results by which we judge subsequently approved has been drugs are based on some average that is on the basis of being ‘as good as,’ or observed in a patient population, but we non inferior to the initial anti VEGF A know that many patients do not actually treatment approach – and none of respond optimally, and patients do not them have been shown to improve respond equally. Here, we have a drug efficacy. That was until our product that may actually benefit a significant OPT 302 came along with its potential group of patients. I think each of us to change things.” feels that it would be very satisfying to see OPT 302 through to application in patients. I’ve worked with companies that succeeded before, and in our world, there’s nothing like that rush.” 5

MEET OUR CHIEF COMMERCIAL OFFICER

JUDITH ROBERTSON

Chief Commercial Officer Judith Robertson came to Opthea in January 2022 by a unique route; she was on the Board of Directors as a non-executive director who elected to move across to the executive team. Robertson was appointed to the Opthea Board precisely because of her 25+ years of successful track record in biopharma commercialization with companies such as Johnson & Johnson, Alcon and Novartis.

"I was only on the board of Opthea a few months and realized two things very quickly. Firstly, OPT-302 is an incredible asset that is highly differentiated in the wet AMD space and represents the only asset in the near and long-term development pipeline with the potential to address the most important unmet need in wet AMD, the need to improve visual outcomes over standard of care anti-VEGF therapy. Secondarily, there is much opportunity, from a global perspective, to increase the awareness of Opthea, OPT-302 and the inherent commercial opportunity in our lead product candidate."

"I was, and continue to be, impressed by the pioneering culture and tenacity of Opthea, a company unrelenting in their pursuit of the VEGF-C and VEGF-D pathway and unyielding in the goal to improve visual outcomes for patients suffering from wet AMD".

Judith Robertson's decision to join the executive management team as Chief Commercial Officer was strengthened by her conviction that she could apply her significant experience in commercialization of eye disease therapeutics to position OPT-302 as the next transformative treatment paradigm for wet AMD.

Robertson concluded with this final statement,

> **"As Chief Commercial Officer, I recognize that with all great innovation comes great responsibility and accountability, and I intend to apply ever aspect of my acumen, experience and passion to ensuring the OPT-302 becomes a reality for wet AMD patients worldwide."**

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OPTHEA LIMITED  /  AnnuAl RepoRt 2021 – 2022 7

Our terrible goal loss is to of roll sight back for the millions around innovating the treatments world by fundamentally for AMD. Jeremy Levin Chairman 8

OPTHEA LIMITED  /  AnnuAl RepoRt 2021 – 2022 CHAIRMAN’S REPORT Let me start by reiterating my comments commercial launch should our trials of last year and note that on behalf of succeed. While taking these steps, we will the Board and management of Opthea, endeavor to create better visibility for we send our best wishes to shareholders our company within the global investor in the hope that they and their loved and clinical ophthalmology communities. ones have passed this last year without It is notable that in the last year we major mishap occasioned by the pandemic. have continued to progress our Phase 3 We also express our deepest sympathy trials and expanded our management to those who are amongst the millions team in the US following our listing on of families who have suffered loss from the NASDAQ stock exchange in October COVID 19. The role of biotechnology 2020. We are now focused on further in pushing back the depredations of strengthening our management team and the pandemic by bringing new vaccines advancing our clinical program, while and medicines to the battle against bringing to the attention of investors COVID 19 has been remarkable. around the world the remarkable We at Opthea are proud to be part potential that we believe our product of that global innovation engine. candidate OPT 302 holds. Our goal is to roll back the terrible loss as generic versions of older treatments of sight for millions of people around are introduced, the market potential the world by fundamentally innovating remains considerable for OPT 302, treatments for AMD. We firmly believe an investigational agent in late stage that by doing so, we will benefit patients, development with the potential to improve shareholders and more broadly help vision outcomes over standard of care increase the economic health of us for patients with wet AMD. This excites society as workers who might be us. We are motivated to deliver the affected can continue to live normal value that we believe is inherent in and productive lives. our product and our approach. To do this we have taken key steps. On behalf of the board and management One year ago we embarked on we would like to thank our shareholders building out our board. That has been for their support and encouragement. accomplished with the addition of We look to the future with enthusiasm Mr. Quinton Oswald and Dr. Susan Orr, and a single minded dedication to the leaders in the fields of ophthalmology. objective of delivering high value, both More recently we have now established to families of those with disorders of the financing to further enable us to the eye and to our shareholders. work towards completing our Phase 3 clinical trials. Joined by world leading Sincerely investors Carlyle and its life sciences franchise Abingworth, we have secured additional capital resources to continue to tackle the remaining steps for our Phase 3 clinical trials. Going forward, our focus will be on Jeremy Levin execution of the Phase 3 trials and laying Board Chairman the necessary groundwork for a Opthea Limited 9

CEO'S REPORT

Dear Shareholders

The past 12 months has seen Opthea make tremendous progress in establishing Opthea as a globally recognized, emerging biotechnology company in ophthalmology.

Our experienced management team, now based in both Australia and the United States, has grown significantly over the past year as we recognize the importance of building our profile globally with highly experienced executives who have proven track-records in late-stage clinical development and bringing therapies to market. During the year we welcomed Opthea's first Chief Medical Officer and Chief Commercial Officer, and expanded our manufacturing, clinical operations and commercial teams to advance OPT-302 through our pivotal Phase 3 trials in anticipation for potential commercialization, if approved. Aligned with the expansion of the management team, Opthea's Board was also bolstered with the addition of Mr. Quinton Oswald and Dr. Susan Orr as non-executive directors who bring a breadth of experience in leading biotechnology companies and launching commercial products for wet AMD and other ophthalmic diseases.

Whilst expanding our operations, our commitment to advancing OPT-302 has only strengthened. Wet AMD is a debilitating disease that affects central vision and consequently, greatly impacts quality of life and the ability for patients to live independently. Current standard of care treatments for wet AMD are largely limited to VEGF-A inhibitors and although they have revolutionized the treatment of wet AMD, despite receiving regular administration of this class of therapy, a majority of patients fail to achieve sufficient vision gains to resume routine daily activities such as driving and reading. There is an urgent need for new approaches, beyond selective inhibition of VEGF-A, to improve outcomes for patients with wet AMD. OPT-302, as a VEGF-C/D inhibitor, is complementary to anti-VEGF-A treatments. Used in combination, OPT-302 achieves broad blockade of the VEGF pathway and targets important mechanisms that are associated with sub-optimal vision improvement in patients receiving standard of care treatments alone. It is this understanding of the mechanism of our treatment, OPT-302, which drives us to advance OPT-302 through the final stages of clinical development, Phase 3 clinical trials.

Our Phase 3 program has been informed greatly by the outcomes of our Phase 2b clinical trial in wet AMD that demonstrated superior vision outcomes when OPT-302 is administered in combination with standard of care anti-VEGF-A therapy. Although we have maintained many important aspects of our trial design in the Phase 3 studies, importantly the design of and our analysis plan for ShORe and COAST have been optimized based on Phase 2b outcomes to maximize probability of success and commercial opportunity for OPT-302. We are now actively recruiting patients globally for ShORe and COAST and expect to complete patient recruitment for both trials in mid calendar year 2023 and to report topline data in mid calendar year 2024. Over the next 12 months we will continue to robustly manage execution of these studies with the clear objective of bringing this important new treatment to patients for whom there are currently limited treatment options.

Our recent announcements of an up to US$170 million non-dilutive financing for our OPT-302 program in wet AMD, with Launch Therapeutics, a recently formed development company backed by funds managed by global investment firm Carlyle and its life sciences franchise Abingworth, together with a concurrent US$90 million private institutional placement (with approximately US$47.5 million subject to shareholder approval) and share purchase plan, reflect the potential of OPT-302 to change the treatment paradigm for wet AMD and the promising commercial opportunity for the asset. We expect these transactions will greatly assist Opthea in funding its pivotal Phase 3 clinical trials.

Our achievements this year would not be possible without the efforts of all our employees and the commitment of our Board, our shareholders and the many investigators and patients who are participating in our Phase 3 program.

Thank you for your support.



Megan Baldwin, PhD
CEO & Managing Director
Opthea Limited

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OPThEA LIMITED  /  AnnuAl RepoRt 2021 – 2022 FORWARD-LOOKING STATEMENTS Certain statements in this report may including compliance with the internationally. These and other contain forward-looking statements minimum cash requirement, Pother’s risks and uncertainties are described within the meaning of the US Private ability to draw the entire US$170 million more fully in the section titled “Risk Securities Litigation Reform Act of funding capacity in a timely manner Factors” in Pother’s Annual Report of 1995. Any statement describing or at all, Pother’s ability to consummate on Form 20-F filed with the SEC on Pother’s goals, expectations, the second tranche of the private October 28, 2021. If the risks materialize estimates, intentions or beliefs is an institutional placement, and Pother’s or assumptions prove incorrect, forward-looking statement and should goal of building out a substantial actual results could differ materially be considered an at-risk statement, presence in the United States. from the results implied by these including, but not limited to, the Such statements are based on forward-looking statements. expected enrollment of a significant Pother’s current plans, objectives, Opthea undertakes no obligation to number of patients for the trials, estimates, expectations, and intentions publicly update any forward-looking the advancement of Pother’s and are subject to certain risks and statement, whether as a result of Phase 3 registration program and uncertainties, including risks and new information, future events, or commercialization efforts for OPT-302, uncertainties associated with clinical otherwise, except as required under the expected timing of Pother’s trials and product development, applicable law. You should not place Phase 3 program and trials, Pother’s including unexpected costs or delays undue reliance on these forward-looking anticipated funding needs and cash in the clinical trial process, risks from statements as predictions of future runway, including following the the continuing COVID-19 pandemic, events, which statements apply only financing activities, Pother’s ability to and the impact of general economic, as of the date of this announcement. meet its payment and other obligations industry or political conditions in Actual results could differ materially under the financing arrangements, Australia, the United States or from those discussed in this report. 11

ENVIRONMENTAL, SOCIAL AND GOVERNANCE AT OPTHEA Our mission is as a biotechnology innovator, Opthea has identified a range of key Opthea recognizes the opportunity factors to serve as the foundation for to expeditiously we have to drive positive outcomes a meaningful, purposeful, and practical develop us for not only our own business but ESG strategy. This has the potential for the promotion of public health. to transform the way, we discover and innovative therapies Our approach to environmental, develop medical breakthroughs that social and governance (ESG) pivots will change the lives of our patients. to improve vision on how we intend to unite these We also understand the importance positive outcomes with the growth of setting measurable targets against and enhance public of enterprise value by integrating which we can track our progress over health for better ESG decision making into all aspects time. This will ensure accountability of Pother’s operations. to our stakeholders while enabling the quality of life. business to celebrate and recalibrate as we continue to grow. Drug safety Promotion of public health Patient Safe and secure clinical trials health safety & Driving enterprise value Innovation Intellectual property protection Continued Innovation Diversity and inclusion OPTHEA ESG AT Data privacy Supply chain transparency Ethics Clear and accurate labeling Dealing with medical professional’s Competitive behavior pricing Equitable and access Ensuring Accessibility Ensuring affordability and fair pricing 12

Our priority issues

DRUG SAFETY

Ensuring the safety of our therapies is of critical importance to Opthea. We have protocols in place to monitor clinical trial safety, and follow strict processes in our drug supply chain. This includes maximizing transparency across supply chain and the conduct of our clinical trials, which has a wide range of benefits to our stakeholders. These range from clarity over labor practices, to environmental tracking, and serves as a measure to ensure each drug batch is tracked and secure. Monitoring the safety and efficacy of our drugs is one of the primary methods by which Opthea strives to enhance public health.

PATIENT PRIVACY

Standard operating procedures for clinical trial conduct and its data safety forms the backbone of its ongoing patient privacy strategy. Our process and the committee plays a key role in the oversight of patient privacy and sensitive information. Its proactivity of data privacy risk monitoring exceeds basic industry requirements, displaying an extreme aversion to potential threats or leaks. Opthea also requires internal staff to undergo data privacy training procedures.

INNOVATION AND IP

The development of an innovative therapy to improve patient vision is central to Opthea's enterprise value. As such, the business engages professional patent attorneys to monitor its ongoing intellectual property. Similarly, we firmly believe that fair and ethical competitive behavior is essential to a healthy commerce. As such, Opthea maintains strict corporate governance policies, in place to address this issue.

BUSINESS ETHICS

Opthea is under strict regulation regarding its ethical expectations for dealing with medical professionals, such as complete impartiality. Beyond this, Opthea is committed to accuracy and clarity over the marketing and labeling of its future products. Our corporate policy for recruitment is to hire the most appropriate individual for the role. Opthea recognizes the benefits of internal diversity, such as a wide range of opinions and backgrounds contributing to ideation, innovation, and problem-solving.

ACCESS & AFFORDABILITY

We envisage a future of sustainable healthcare solutions where all people have fair and affordable access to life-changing eye treatment. This forms a key cornerstone of our mission to enhance public health by improving the vision of our patients. Opthea will take measures to focus on affordability of its therapies. Opthea's initial research in this space has informed the company's expectations of pricing and a more detailed framework will be created once appropriate.

Committed to low impact business operations

Opthea recognizes the threat a changing climate poses to global health and minimizes its emissions contribution wherever practicable. Our environmental footprint is inherently low, and to help maintain this we have a policy to allow employees to work from home, reducing transport emissions. We also offset our infrequent flights.

The importance Opthea places on transparency extends to our commitment to a supply chain free from human and labor rights violations. The relationships and procedures we have in place with suppliers maximize our supply chain transparency and visibility of any potential shortcomings in labor rights.

Opthea minimizes its waste generation by partnering with sustainable vendors for our medical products, encouraging the decoupling of medical treatment from plastic waste. Our office waste is managed collectively by our Melbourne office complex. A waste stream procedure is in development in advance of our products coming to market, at which point our key waste sources will be plastic needles, glass vials, and associated packaging. In addition, our products do not exacerbate the depletion of primary resources as input materials are self-regenerative, biological, and only needed in relatively small quantities.

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Directors' Report

The board of directors of Opthea Limited submits its report for the year ended June 30, 2022 for Opthea and its subsidiaries.

INFORMATION ABOUT THE DIRECTORS

The names of Opthea Limited's (the Company or Opthea) Directors in office during the financial year and until the date of this report are as follows:

- Jeremy Levin, *Non-Executive Director and Chairman*
- Megan Baldwin, *Managing Director and Chief Executive Officer*
- Susan Orr, *Non-Executive Director (appointed April 21, 2022)*
- Michael Sistenich, *Non-Executive Director*
- Lawrence Gozlan, *Non-Executive Director*
- Daniel Spiegelman, *Non-Executive Director*
- Julia Haller, *Non-Executive Director*
- Judith Robertson, *Non-Executive Director (resigned January 1, 2022)*
- Quinton Oswald, *Non-Executive Director (appointed April 21, 2022)*

The qualifications, experience and special responsibilities of the Company's Directors are as follows.

COMPANY SECRETARY

Karen Adams

BBus, CPA GAICD, FGIA FCG

Karen Adams, a fellow of the Governance Institute of Company Secretaries, was appointed as Vice President Finance and Company Secretary on June 15, 2021.

JEREMY LEVIN

PhD, MB BChir

Non-Executive Director and Chairman

Dr. Jeremy Levin has served as the Chairperson of the board of directors since October 2020. Since 2015 Jeremy has served as the Chief Executive Officer of Ovid Therapeutics Inc., and since 2014, as the Chairperson of the board of directors, of Ovid. From May 2012 to October 2013, Dr. Levin served as the President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd., a publicly held pharmaceutical company. From September 2007 to December 2012, Dr. Levin held several roles at Bristol-Myers Squibb Company, a publicly held pharmaceutical company, ultimately serving as the Senior Vice President of Strategy, Alliances and Transactions. Dr. Levin also served as a member of the executive committee at Bristol-Myers Squibb Company. Dr. Levin earned a B.A. in Zoology, a MA in Cell Biology and a PhD in Chromatin Structure, all from University of Oxford, and a MB BChir from the University of Cambridge.

MEGAN BALDWIN

B.Sc (Hons), PhD

Managing Director and Chief Executive Officer

Dr. Megan Baldwin was appointed CEO and Managing Director in February 2014. Dr. Baldwin brings over 20 years' of experience focusing on angiogenesis and therapeutic strategies for cancer and ophthalmic indications. Dr. Baldwin joined Opthea in 2008 and since then has held various positions, including Head of Preclinical R&D and Chief Executive Officer of Opthea Pty Ltd, formerly a 100% owned subsidiary of Opthea, developing OPT-302 for the treatment of wet age-related macular degeneration. Prior to joining Opthea, she was employed at Genentech (now Roche), the world leader in the field of angiogenesis-based therapies for cancer and other diseases.

Her experience included several years as a researcher in the group of leading angiogenesis expert Napoleone Ferrara, before moving to Genentech's commercial division and having responsibility for corporate competitive intelligence activities. In these roles, she developed extensive commercial and scientific knowledge in the field of anti-angiogenic and oncology drug development. She holds a PhD in Medicine from the University of Melbourne, having conducted her doctoral studies at the Ludwig Institute for Cancer Research on the biology of VEGF-C and VEGF-D, is a member of the Australian Institute of Company Directors and a Director of Ausbiotech.

MICHAEL SISTENICH

M.Sc

Non-Executive Director

Michael Sistenich was appointed Non-Executive Director of Opthea in November 2015 and is Chairman of the Remuneration committee. Michael Sistenich has advised a wide range of global institutions, high-net-worth individuals and companies on healthcare investments over the past 20 years. He is a healthcare specialist in international investment management and investment banking, and led the Bell Potter team which advised the Company through the $17.4 million capital raising in November 2014. Michael Sistenich is currently Chairman of the board of Enlitic Inc,

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OPTHEA LIMITED / **ANNUAL REPORT 2021 – 2022**

and previously served as Director of International Equities and Head of Global Healthcare Investments at DWS Investments, Deutsche Bank Frankfurt. Michael has long-standing capital market connections and experience in the global healthcare investment community.

LAWRENCE GOZLAN

B.Sc. (Hons)

Non-Executive Director

Lawrence Gozlan was appointed as a director on July 24, 2020 and is Chairman of the Nominations committee. Mr. Gozlan, a leading biotechnology investor and advisor, is the Life Sciences Investment Manager at Jagen Pty Ltd, an international private investment organization. Mr. Gozlan is also the Chief Investment Officer and Founder of Scientia Capital, a specialized global investment fund focused exclusively on life sciences. Scientia was founded to provide high level expertise and to manage investments for high-net-worth individuals, family offices and institutional investors wanting exposure to the life sciences industry. Prior to this, Mr. Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC ("the Queensland Investment Corporation"), an investment fund with over $60 billion under management. He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking, and gained senior corporate finance experience advising life science companies at Deloitte. Mr. Gozlan holds a Bachelor of Science with Honors in microbiology and immunology from the University of Melbourne.

DANIEL SPIEGELMAN

B.A., MBA

Non-Executive Director

Daniel Spiegelman has served as a member of the board of directors since September 2020 and is Chairman of the Audit and Risk Committee. From May 2012 to January 2020, Mr. Spiegelman served as Executive Vice President, Chief Financial Officer and a member of the board of directors of BioMarin Pharmaceutical Inc., a biotechnology company. From May 2009 to May 2012, Mr. Spiegelman served as a consultant to provide strategic financial management support to a portfolio of public and private life science companies. Mr. Spiegelman has also served as a member of the board of directors of Myriad Genetics, a molecular diagnostic company since May 2020, a Director of Jiya Acquisitions Corp since November 2020 and a Director of Spruce Bioscience since September 2020. Mr. Spiegelman earned a B.A. from Stanford University and an MBA from the Stanford Graduate School of Business.

DR. JULIA HALLER

M.D.

Non-Executive Director

Dr. Julia Haller was appointed Non-Executive Director of Opthea in June 2021. Since 2007, Dr. Haller has served as Ophthalmologist-in-Chief and Endowed Chair at Wills Eye Hospital in Philadelphia. She is Professor and Chair of the Department of Ophthalmology at the Sidney Kimmel Medical College at Thomas Jefferson University as well as a Director of Bristol Myers Squibb. She is a member of the National Academy of Medicine and serves on several prestigious boards including the board of the John Hopkins Medical and Surgical Association, the Association of University Professors of Ophthalmology, the College of Physicians of Philadelphia, and the Society of Heed Fellows. She is President of the Women in Medicine Legacy Foundation and a member of the National Academy of Medicine. Previously Dr. Haller was a director of Celgene Corporation and Professor of Ophthalmology, Johns Hopkins University School of Medicine, The Wilmer Eye Institute, where she directed the Retina Fellowship Training Program from 2001-2007. Dr. Haller received a B.A. from Princeton University, graduating magna cum laude, and completed her medical training at Harvard Medical School.

DR. SUSAN ORR

OD

Non-Executive Director

Susan Orr was appointed Non-Executive Director of Opthea in April 2022. Dr. Orr is an experienced medical and business leader with specialization in identifying, developing and commercializing ophthalmic therapeutic product candidates. Dr. Orr currently serves as the Chief Medical Officer at Claris Biothereapeutics and is a member of the Retina Global Board of Directors. Before Claris, Dr. Orr was the Chief Executive Officer at Notal Vision subsequent to joining the company as Chief Medical Officer. Dr. Orr has spent more that 30 years in the field of ophthalmology that also includes ten years in private optometric practice and leadership roles at Alcon and Janssen spanning international development, global new product strategy, and business development and licensing. Dr. Orr participated in multiple acquisitions including Durezol® and Beovu® (brolucizumab) and has been a Managing Partner at Fovenedeye Consulting since 2016.

QUINTON OSWALD

Non-Executive Director

Quinton Oswald was appointed Non-Executive Director of Opthea in April 2022. Mr. Oswald brings over 25 years of international general management experience, including onsite assignments in the US, Europe and South Africa. Most recently, he was the CEO of Notal Vision, a commercial-stage ophthalmic home monitoring services provider with a focus on both wet and dry AMD. Prior to Notal Vision, he served as the CEO of Neurotech and, prior to that, as the CEO of SARcode Bioscience, where he was instrumental in the clinical development of lifitegrast ophthalmic solution 5% (Xiidra®) for the treatment of dry eye disease, and its subsequent sale to Shire, PLC. Previously, he was Vice President and Business Unit Head for Genentech's tissue growth and repair business. During his tenure at Genentech, Mr. Oswald oversaw the highly successful commercial launch of Lucentis® (ranibizumab) for the treatment of wet AMD. Before Genentech, Mr. Oswald led the North American Ophthalmology business for Novartis, which, in conjunction with QLT, Inc., pioneered Visudyne®.

15

Directors’ Report (cont.) Directorships of other listed companies Directorships of other listed companies held by directors in the three years immediately before the end of the financial year are as follows: Director Company period of directorship Jeremy Levin Ovid Therapeutics Inc. (NASDAQ) Since 1997 Lund beck (NASDAQ) Since 2017 Megan Baldwin Index Therapeutics (ASX) Since 2020 Lawrence Gozlan Alterity Therapeutics Limited (ASX) Since 2011 Daniel Spiegelman Myriad Genetics (NASDAQ) Since 2020 Jira Acquisition Corp (NASDAQ) Since 2020 Spruce Bioscience (NASDAQ) Since 2020 Julia Haller Synovia (NASDAQ) Since 2021 Bristol Myers Squibb (NYSE) Since 2019 Directors’ interests At the date of this report, the relevant interests of each director of the Company in the contributed equity of the Company are as follows: options/ Rights Fully paid under granted lip ordinary shares and plans need Megan Baldwin 3,839,398 4,600,000 Jeremy Levin – 3,000,000 Michael Systemic 1,233,097 1,500,000 Lawrence Gozlan 1,877,357 2,000,000 Daniel Spiegelman – 2,000,000 Julia Haller – 2,000,000 Susan Orr – 1,000,000 Quinton Oswald – 1,000,000 16

OPTHEA LIMITED  /  AnnuAl RepoRt 2021 – 2022 Directors’ Report (cont.) Share options As at June 30, 2022 and the date of this report, details of Pother’s interests under option are as follows: LONG TERM INCENTIVE AND NON EXECUTIVE DIRECTOR SHARE AND OPTION PLANS During the 2016, 2018, 2019, 2021 and 2022 financial years the Company granted 25,969,000 options, rights and ADS options to purchase ordinary shares to directors and employees under the Long Term Incentive (LTIP) and Non Executive Director Share and Option (NED) Plans. Grant date expiry date Granted to exercise price options number granted of March 7, 2016 March 7, 2021 Directors under the LTIP and NED plan $0.36 7,000,000 March 31, 2016 January 1, 2022 Employees under the LTIP $0.37 2,625,000 August 23, 2017 January 1, 2023 Employees under the LTIP $0.92 500,000 November 29, 2018 November 29, 2022 Directors under the LTIP and NED plan $0.625 6,000,000 April 3, 2019 April 3, 2023 Employees under the LTIP $0.608 2,844,000 October 12, 2020 October 11, 2024 Directors under the NED Plan $2.16 2,000,000 October 12, 2020 October 11, 2024 Directors under the NED Plan $3.24 2,000,000 January 19, 2021 January 18, 2025 Directors under the NED Plan $1.56 3,000,000 October 19, 2021 October 18, 2025 Directors under the NED Plan $0.948 2,000,000 October 19, 2021 October 18, 2025 Employees under the LTIP $0.948 2,000,000 April 21, 2022 April 21, 2026 Directors under the NED Plan $0.75 2,000,000 June 6, 2022 June 6, 2032 Employees under the LTIP $1.46 800,000 32,769,000 performance number of Grant date expiry date Granted to exercise price rights October 19, 2021 October 19, 2031 Director under the LTIP $ Nil 1,600,000 1,600,000 Grant date expiry date Granted to exercise price ADS number options of October 18, 2021 October 18, 2031 Employees under the LTIP $7.62 175,000 January 10, 2022 January 10, 2032 Employees under the LTIP $7.51 150,000 March 1, 2022 March 1, 2032 Employees under the LTIP $6.01 300,000 April 18, 2022 April 18, 2032 Employees under the LTIP $6.09 80,000 May 23, 2022 May 23, 2032 Employees under the LTIP $7.12 80,000 June 1, 2022 June 1, 2032 Employees under the LTIP $7.45 80,000 June 20, 2022 June 20, 2032 Employees under the LTIP $5.52 60,000 925,000 The Remuneration Report section of this report contains details on the terms and conditions of the options granted under the Company’s LTIP and NED Plans. 17

Directors’ Report (cont.) Dividends No cash dividends have been paid, declared or recommended during or since the end of the financial year by the Company. principal activities The principal activity of Opthea Limited is to develop and commercialize therapies primarily for eye disease. Pother’s lead asset, OPT 302, is a soluble form of VEGFR 3 in clinical development as a novel therapy for wet (endovascular) age related macular degeneration and diabetic macular edema (DME). Wet AMD and DME are leading causes of blindness in the elderly and diabetic populations respectively and are increasing in prevalence worldwide. Pother’s principal activities in 2021 2022 included progression of the Company’s Phase 3 registration trials of OPT 302 for wet AMD through the activation of clinical trial sites in countries globally and continued enrollment of patients into the studies. Opthea also manufactured OPT 302 for use in the Phase 3 clinical trials, conducted activities to support commercialization of the product and expanded its management team in the US to facilitate broader oversight and execution of its Phase 3 program. Pother’s development activities are based on an extensive intellectual property portfolio covering key targets (Vascular Endothelial Growth Factors VEGF C, VEGF D and VEGF Receptor 3) for the treatment of diseases associated with blood and lymphatic vessel growth (angiogenesis and lymph angiogenesis respectively), as well as vascular leakage. Angiogenesis and vascular leakage are key hallmarks of several eye diseases, including wet AMD and DME. operating and financial review FINANCIAL PERFORMANCE The consolidated results of Opthea and its subsidiaries (the Group) for the year reflect the Group’s investment in advancing its OPT 302 ophthalmology program. A summary of the results is as follows: • The major expenditure of the Group has been in relation to R&D, in particular costs associated with the Phase 3 clinical trials; • Total R&D expenditure amounted to US$78,654,217 (2021: US$25,891,851). Including personnel costs and other R&D support costs which are included in administrative costs, total expenditure in R&D tax claim amounted to US$14,481,116 (2021: US$11,403,170); • Opthea received an R&D tax incentive payment during the year of US$4,972,898 (2021: US$5,834,100); and • The consolidated net loss of the Group for the year was US$92,817,371 after an income tax benefit of US$6,299,286 (2021: loss of US$45,344,496 after an income tax benefit of US$4,938,846). FINANCIAL POSITION The Group’s statement of financial position includes the following key balances: • Consolidated cash balances as at June 30, 2022 amounted to US$44,631,293 (2021: US$118,193,177); • Receivables of US$6,556,954 (2021: US$5,538,184) include the Opthea Group’s expected refund of R&D tax incentives for the year to June 2021 of US$6,299,285 (2021: US$4,972,898); • The Group has a net current asset surplus of US$47,866,741 (2021: US$135,011,031); and • The net tangible asset backing per share as at June 30, 2022 was US$0.21 (2021: US$0.58); Pother’s share price was AU$1.10 (2021: AU$1.34). 18

OPTHEA LIMITED  /  AnnuAl RepoRt 2021 – 2022 Directors’ Report (cont.) OPTHEA: COMPANY OVERVIEW Opthea is committed to the development of new therapies for the treatment of serious eye diseases that affect the back of the eye, or retina, and lead to vision loss. Pother’s lead candidate OPT 302 is a first in class VEGF C/D inhibitor being developed as a complementary treatment to be used in conjunction with VEGF A inhibitor for the treatment of wet (endovascular) AMD and other retinal diseases. OPT 302 has the potential to be positioned as complementary and agnostic with any combined anti VEGF A therapy for the treatment of wet AMD, a strategy intended to maximize the commercial opportunity for the therapy. Wet AMD is a progressive, chronic disease of the central retina and in developed nations, is the leading cause of visual impairment in people over the age of 50 years. Wet AMD is associated with blood vessel dysfunction and proliferation in the macula, a region of the retina which is needed for sharp, central vision. New blood vessels break through layers of the retinal tissue, leaking fluid, lipids and blood, leading to fibrous scarring and loss of vision. Vision loss associated with wet AMD can be rapid and is generally severe, impacting patient independence and contributing to significant healthcare and economic costs worldwide. Although the underlying cause and biology of wet AMD is complex, inhibition of vascular endothelial growth factor A, or VEGF A, has been shown to play an important role in the growth and leakage of vessels associated with the disease, and inhibitors of VEGF A are now standard of care treatments for wet AMD. The VEGF A inhibitors ranibizumab (Lucent is®) and aflibercept (Eylea®), approved for the treatment of wet AMD, together generated worldwide revenues in excess of US$12 billion in 2021. Such commercial success reflects the widespread use of the VEGF A inhibitor class of therapies and the importance that physicians and patients alike attribute to the preservation and improvement of visual acuity for quality of life. However, despite many patients experiencing gains or stabilization of vision, at least 45% of patients with wet AMD exhibit a sub optimal response to therapies that selectively target VEGF A. As such, there remains a very large commercial opportunity for novel therapies that address the unmet medical need for patients who have further room for improvement in visual acuity despite regular administration of currently available treatments. Pother’s lead product candidate OPT 302 is well differentiated with a key objective to improve clinical efficacy and the potential to also produce more sustained, durable clinical outcomes for patients. The majority of agents currently in clinical development are seeking to reduce the frequency of patient treatments, rather than provide superior vision gains for those affected by retinal diseases. With a scarcity of combination therapies in development that may offer improved outcomes for retinal disease patients, and with positive Phase 2b data in wet AMD, we believe OPT 302 is a promising drug candidate with large commercial potential as it advances through the final stage of clinical development, Phase 3 pivotal studies. OPT 302: OPTHEA’S PHASE 3 ASSET FOR THE TREATMENT OF WET AMD Wet AMD is associated with vascular dysfunction and fluid accumulation at the back of the eye in a region of the central retina or ‘macula’ that is needed for sharp, central vision. Vessel growth and vascular leakage are primarily driven by members of the vascular endothelial growth factor (VEGF) family, which comprises 5 members including VEGF A, VEGF B, VEGF C, VEGF D and placenta growth factor (Pig). Elevated levels of these factors are associated with retinal disease progression. Current treatments, as well as many agents currently in clinical development for wet AMD and DME, share a common mechanism of action by inhibiting VEGF A. OPT 302 has a differentiated mechanism of action by binding and blocking the activity of VEGF C and VEGF D, which are also important stimulators of blood vessel growth and vascular leakage and implicated in the progression of retinal diseases. OPT 302 is a soluble fusion protein consisting of the first three extracellular domains of VEGFR 3 fused to the Fc fragment of human immunoglobulin G1 (IgG1). OPT 302 binds or ‘traps’ VEGF C and VEGF D with high affinity, blocking the activity of both molecules. OPT 302 is administered by intravitreal injection into the eye, which is the same route of administration of approved, standard of care treatments for wet AMD. By combining administration of OPT 302 with a VEGF A inhibitor, broader blockade of important signaling pathways that contribute to the pathophysiology of retinal diseases can be achieved, which may improve visual acuity and retinal swelling in patients. In addition, inhibition of VEGF A results in compensatory upregulation of VEGF C and VEGF D that may limit the efficacy of selective VEGF A inhibitor. OPT 302 blocks this mechanism of resistance to existing therapies which may then result in improved and more durable clinical responses. 19

Directors’ Report (cont.) OPERATIONAL UPDATE Over the past 12 months, Opthea continued to advance its clinical development program investigating OPT 302 as a combination therapy for wet (endovascular) AMD. The majority of the Company’s activities were focused on progressing its Phase 3 pivotal program in wet AMD, through continued patient recruitment into the ShORe and COAST clinical trials, activation of clinical trial sites in countries in various regions around the world and manufacture of OPT 302 to cGMP standards for use in the clinical trials. The Company also conducted activities to support commercialization of the product, included enhancing its presence at clinical ophthalmology conferences and symposia and representation at several investment events focused on emerging ophthalmology companies. These increased efforts were further facilitated by the growth of Pother’s management team in the US to execute its Phase 3 program and begin pre commercialization activities. OPT 302 was advanced into Phase 3 pivotal trials based on clinical experience to date, which includes three completed studies: two with OPT 302 in combination with ranibizumab (Lucent is®), a VEGF A inhibitor, in patients with wet AMD; and one with OPT 302 in combination with aflibercept (Eylea), a VEGF A inhibitor, in patients with persistent, center involved diabetic macular edema (DME). Notably, the statistically significant positive outcomes from the Company’s 366 patient, randomized, sham controlled Phase 2b clinical trial in treatment nave wet AMD patients informed the design of the Phase 3 program. OPTHEA’S PHASE 3 PIVOTAL TRIALS – SHORE AND COAST Pother’s Phase 3 program consists of two concurrent, global, multi center, randomized, sham controlled studies: • ShORe: Study of OPT 302 in combination with Ranibizumab (Study OPT 302 1004); and • COAST: Combination OPT 302 with Aflibercept Study (Study OPT 302 1005). Both ShORe and COAST are currently enrolling treatment naïve patients. In ShORe, treatment naïve patients with wet AMD are randomized to one of three treatment arms to receive standard of care 0.5 mg ranibizumab every four weeks in combination with either 2.0 mg OPT 302 on a standard every four weeks dosing regimen or 2.0 mg OPT 302 on an extended every eight weeks dosing regimen after three monthly initiating doses, or with sham injections every four weeks. In COAST, treatment naïve patients with wet AMD are randomized to one of three treatment arms to receive standard of care 2.0 mg aflibercept on its every eight week dosing regimen, after three monthly initiating doses, in combination with either 2.0 mg OPT 302 on a standard every four weeks dosing regimen or 2.0 mg OPT 302 on an extended every eight weeks dosing regimen after three monthly initiating doses, or with sham injections every four weeks. Each of the ongoing trials is expected to enroll approximately 990 patients worldwide. The primary endpoint for both trials is mean change in visual acuity from baseline to week 52 for OPT 302 and anti VEGF A combination therapy compared to anti VEGF A monotherapy, with the Company intending to submit Biologics License and Marketing Authorization Applications with the FDA and EMA respectively following completion of this primary efficacy phase of the trials. Each patient will continue to be treated for a further year to evaluate safety and tolerability over a two-year period. These two OPT 302 Phase 3 trials build upon and maintain key features for consistency with the Company’s positive Phase 2b clinical trial of OPT 302, while evaluating the administration of OPT 302 combination therapy over a longer treatment period and in a greater number of patients. In addition, the Phase 3 trials are optimized based on Phase 2b outcomes to maximize probability of success and commercial opportunity. Analysis of the Phase 2b trial demonstrated that OPT 302 combination therapy increased visual acuity by a further +5.7 letters over ranibizumab monotherapy in wet AMD patients with minimally classic and occult lesions, representing the majority (~80%) of wet AMD patients. Based on this positive data, primary analysis of the primary endpoint of the Phase 3 trials will be first conducted in patients with minimally classic and occult lesions administered OPT 302 every 4 weeks and every 8 weeks, followed by analysis in the predominantly classic lesions and total patient population. 20

OPTHEA LIMITED  /  AnnuAl RepoRt 2021 – 2022 Directors’ Report (cont.) The first patients were treated in our Phase 3 pivotal program in March 2021 in the US, and since that time, we have continued to activate clinical trial sites and recruit patients globally. In August 2021, the first sites commenced enrollment in Canada, followed subsequently with patients randomized in Europe, Asia Pacific and Latin America. Opthea continues to expect to complete patient recruitment in the Phase 3 clinical trials of OPT 302 for the treatment of wet AMD by mid 2023, with topline data to be reported when all patients complete the 52 week treatment period for the primary analysis. If the topline results at the completion of the primary efficacy phase are favorable, Opthea expects to file for marketing approval for OPT 302 for the treatment of wet AMD in the United States, European Union and other territories. CORPORATE UPDATE in August 2022, Opthea was pleased to announce a non dilutive financing transaction for up to US$170 million from Carlyle and its life sciences franchise Abingworth, working with their recently formed development company Launch Therapeutics (Launch TX). The non dilutive financing consists of a US$120 million commitment and an option to increase funding by a further US$50 million. If OPT 302 is approved in a major market, Carlyle and Abingworth will be eligible to receive fixed success payments and variable success payments of 7% on annual net sales, which terminate after reaching four times the funded amount. Concurrent with this non dilutive financing, Opthea also announced the close of a US$90 million equity financing which was well supported by existing and new institutional investors, including large global and US based funds. The private placements consist of two tranches. The first tranche for AU$60.7 million (US$41.9 million) was funded on August 24, 2022. Opthea will use reasonable best efforts to obtain shareholder approval to issue and consummate the second tranche, which will be for US$47.5 million, or 59 million shares. In February 2022, Opthea also announced the establishment of an “at the market” program whereby Opthea may offer and sell its ordinary shares in the form of American Depositary Shares, with an aggregate gross sales price of up to US$75.0 million. These financing arrangements strengthen Pother’s strategic position to maximize the value of OPT 302 and further validate our commitment to bring OPT 302 to wet AMD patients, a disease for which there remains significant unmet medical need despite the availability of therapies that selectively target VEGF A. Opthea expects to use the net proceeds from the non dilutive financing and the private placement, together with its existing cash and cash equivalents, to continue advancing the clinical development of OPT 302 for the treatment of wet AMD, including the Phase 3 clinical trials, and anticipates that any remaining proceeds will fund pre commercialization activities, including commercial scale manufacturing, team build and market shaping, as well as for working capital and general corporate purposes. Opthea believes its current cash and cash equivalents, together with the net proceeds from these transactions, will be sufficient to fund its operations and research and development expenses through at least the fourth calendar quarter of 2024. The amounts and timing of Pother’s expenditures will depend upon and have been impacted in the past, and may continue to be impacted by, numerous factors, including the results of its research and development efforts, the timing and success of ongoing clinical trials or clinical trials that Opthea may commence in the future, the timing of regulatory submissions, the performance and cost efficiency of third parties that assist Opthea with clinical development, including clinical research organizations (“CROs”), and the continuing impacts of the COVID 19 pandemic and macroeconomic challenges. Opthea has based its beliefs and expectations stated above on assumptions that may prove to be wrong, including due to the continued uncertainty relating to the COVID 19 pandemic and related macroeconomic challenges. Opthea may also experience future delays in its clinical development or commercialization of OPT 302 for any indication, including due to the factors and conditions set forth above or other factors that Opthea cannot presently anticipate, and may use its available capital resources sooner than Opthea currently expects. Opthea will require additional funding to reach commercialization of OPT 302 in any indication, including wet AMD. In addition, Opthea may require additional external funding to meet the minimum cash condition under the non dilutive financing agreement, including prior to the expected readout of top line results for Pother’s Phase 3 clinical trials. Over the past 12 months, Opthea has worked to broaden Pother’s geographical reach by expanding its operations and building a US based team of senior executives. In January 2022, Ms. Judith Robertson was appointed as the Company’s first Chief Commercial Officer (CCO), after having formerly served as a non executive member of the Opthea Board of Directors. This appointment was followed by the appointment of Dr. Joel Nair, MD, as Chief Medical Officer (CMO) in March 2022, and the subsequent appointment of several executives in Pother’s manufacturing, clinical operations and commercial divisions. 21

Directors’ Report (cont.) In addition, over the past 12 months, the Company further expanded its Board of Directors, which included welcoming Mr. Quinton Oswald and Dr. Susan Orr who have deep experience leading biotechnology companies and launching commercial products for the treatment of wet AMD and other ophthalmic diseases. Significant changes in the state of affairs in the opinion of the directors, there were no significant changes in the state of affairs of the Company that occurred during the financial year under review. Impact of CoVID 19 We are closely monitoring how the COVID 19 situation is affecting our employees, business, preclinical studies and clinical trials. In response to the COVID 19 pandemic, the Company followed the recommendations of the applicable State Government and when required, all of our employees transitioned to working remotely and travel was restricted. There is significant uncertainty relating to the trajectory of the pandemic, the impact of related responses and disruptions caused by the COVID 19 pandemic may result in difficulties or delays in initiating, enrolling, conducting or completing future clinical trials and the Company incurring unforeseen costs as a result of the disruptions in clinical supply or clinical trial delays. The impact of COVID 19 on our future results will largely depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, travel restrictions and social distancing in Australia, the United States and other countries, business closures or business disruptions, the ultimate impact on financial markets and the global economy and the effectiveness of actions taken in Australia, the United States and other countries to contain and treat the disease. As previously disclosed, Pother’s efforts to advance its Phase 3 clinical trials, including clinical trial activations and trial site engagements, have been challenged in part by the COVID 19 pandemic and administrative delays. In particular, Opthea has incurred and experienced, and may continue to incur and experience in the future, significantly increased costs and delays in connection with the activities conducted by third party CROs and other third parties to prepare for and progress Pother’s Phase 3 clinical trials. Future developments • Pother’s key objective over the next 12 months is to advance the ShORe and COAST Phase 3 clinical trials by continuing patient recruitment into the trials globally, with the objective of completing patient recruitment by mid CY 2023. • To achieve this objective, Opthea will continue to engage with clinical trial sites, investigators and the clinical ophthalmology community and focus on robust trial execution to reach our objective of topline data readout mid CY 2024. • Over the following 12 months, we will also continue to raise the awareness of the commercial potential inherent in OPT 302 for the treatment of serious retinal diseases. Opthea will also continue to expand its management team and presence at international investment and clinical ophthalmology conferences and symposia, progress cGMP manufacturing activities of OPT 302 to support future commercial efforts and initiate pre commercial activities to position OPT 302 as a promising therapeutic for the treatment of wet AMD. 22

OPTHEA LIMITED  /  AnnuAl RepoRt 2021 – 2022 Directors’ Report (cont.) Significant events after balance date DEVELOPMENT AGREEMENT AND PIPE FUNDING On August 12, 2022 (the “Effective Date”), Opthea Limited (“Opthea”) entered into a Development Funding Agreement (the “Agreement”) with Ocelot SPV LP (“Investor”), an affiliate of Carlyle and Abingworth, working together with Carlyle and Abingworth’s recently formed development company Launch Therapeutics, pursuant to which Investor agrees to provide funding to Opthea to support its development of OPT 302 for the treatment of wet (endovascular) age related macular degeneration (“wet AMD”). Pursuant to the Agreement, Investor has committed to provide Opthea US$120 million in funding which may be increased up to US$170 million at Investor’s option, of which US$50 million will be paid shortly after Opthea receives the proceeds from the first tranche of the PIPE (as defined below), with the remainder being funded in two additional tranches to be paid on December 31, 2022 and December 31, 2023, respectively. Pursuant to the Agreement, Opthea will be required to use commercially reasonable efforts to develop OPT 302 for the treatment of wet AMD in accordance with the Agreement, including pursuant to certain development timelines set forth therein. In return, Opthea will pay to Investor (1) upon the first to occur of regulatory approval of OPT 302 for the treatment of wet AMD in the United States, United Kingdom or European Union (“Regulatory Approval”), fixed payments equal to a total of approximately two times the funding provided, consisting of seven payments, with the first payment due shortly after Regulatory Approval and the remaining six payments payable over a six year period thereafter, and (2) variable payments equal to 7% of net sales of OPT 302 for the treatment of wet AMD for each calendar quarter. At the time that Investor receives an aggregate of four times the funding provided (US$680 million if Investor funds the full US$170 million under the Agreement) (the “Cap”), Pother’s payment obligations under the Agreement will be fully satisfied. Opthea has the option to satisfy its payment obligations to Investor upon Regulatory Approval or a change of control of Opthea by paying an amount equal to the present value of the remaining payments payable to Investor subject to a mid single digit discount rate. Opthea also has an option to buy out the remaining payments at any time by paying an amount equal to the remaining payments due subject to a proposed discount rate, which Investor may accept or reject. Upon a change of control of Opthea, an acceleration payment of a specified multiple of the funding provided is payable, net of payments already made to Investor and creditable against future payments to Investor. Opthea will grant Investor a security interest in all of its assets (other than intellectual property not related to OPT 302). The security interest will terminate when Investor receives payments and/or change of control acceleration payments equal to two times the funding provided or upon certain terminations of the Agreement (the “Release Date”). The Agreement also includes customary representations and warranties and covenants, including certain negative covenants regarding limitations on incurrence of indebtedness, liens, investments, restricted payments, sales of assets, and royalty sales. The negative covenants will terminate upon the Release Date. The Agreement terminates upon the payment of all payments owing to Investor, unless earlier terminated by Investor if: • Opthea fails to comply with certain covenants and agreements set forth in the Agreement, including failure to make required payments or develop OPT 302 as set forth in the Agreement; • Opthea suffers a material adverse event; • there is a material adverse patent impact on Pother’s intellectual property covering OPT 302; • there are certain irresolvable disagreements within the joint steering committee overseeing Pother’s development of OPT 302; • the security interests of Opthea are invalidated or terminated other than as set forth in the Agreement; or • any Phase 3 clinical trial of OPT 302 is completed or terminated and (1) the primary endpoint is not met or (2) Investor reasonably determines that the results of any such trial do not support regulatory approval. The Agreement may also be earlier terminated by Opthea if Investor fails to fund as provided in the Agreement. The Agreement may be terminated by either party (I) if the other party materially breaches the Agreement (“Material Breach”), (ii) if OPT 302 fails to receive regulatory approval in the United States or European Union, (iii) upon the bankruptcy of the other party, (iv) if a serious safety concern arises in an OPT 302 clinical trial or (v) upon a change of control of Opthea. 23

Directors’ Report (cont.) In certain instances, upon the termination of the Agreement, Opthea will be obligated to pay Investor a multiple of the amounts paid to Opthea under the Agreement, including specifically, • up to the Cap in the event that Investor terminates the agreement due to (w) failure by Opthea to comply with certain covenants and agreements set forth in the Agreement, including failure to make required payments or develop OPT 302 as set forth in the Agreement, (x) the bankruptcy of Opthea, (y) a safety concern resulting from gross negligence on the part of Opthea or due to a safety concern that was material on the Effective Date and the material data showing such safety concern was not publicly known, disclosed to Investor, or in the diligence room made available to Investor or (z) the security interests of Investor being invalidated or terminated other than as set forth in the Agreement; • several multiples of such amounts in the event the Agreement is terminated due to Material Breach by Opthea; and • a small multiple of such amounts in the event of certain irresolvable disagreements within the executive review committee overseeing Pother’s development of OPT 302. In addition, if following certain events of termination of the Agreement, Opthea continues to develop OPT 302 for the treatment of wet AMD and obtains Regulatory Approval, it will make the payments to Investor as if the Agreement had not been terminated, less any payments made upon termination. The Agreement also provides that Opthea will use reasonable best efforts to complete a private placement of its ordinary shares or American Depositary Shares (“ADS’s”) representing its ordinary shares (at a ratio of 8 ordinary shares per ADS) for gross proceeds of at least US$70 million, which Opthea expects will be satisfied through the PIPE (as described below). The Agreement also includes a minimum cash requirement, and Opthea may need to obtain additional funding to meet this requirement in the future, including prior to the expected readout of top line results for its Phase 3 clinical trials. To the extent that Opthea raises additional capital through the sale of equity or convertible debt securities to meet this requirement, Pother’s equity holders will be diluted. The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by the full text of the Agreement, a copy of which will be filed as an exhibit to Pother’s Annual Report on Form 20 F for the fiscal year ended June 30, 2022, which will be subsequently filed with the Securities and Exchange Commission. Concurrently with the execution of the Agreement, Opthea entered into binding commitments for the private placement of ordinary shares to be issued pursuant to Regulation S under, and Section 4(a)(2) of, the Securities Act of 1933, as amended (the “Securities Act”), as the case may be, for aggregate gross proceeds of approximately US$90 million (the “PIPE”) and a price per ordinary share of AU$1.15 (approximately US$0.81). The PIPE consists of two tranches. The first tranche will be for AU$60.7 million (US$41.9 million), or 52.8 million ordinary shares, which amount represents the amount of new ordinary shares that Opthea may currently issue without obtaining shareholder approval under ASX Listing Rules. The first tranche was received on August 24, 2022. Opthea will use reasonable best efforts to obtain shareholder approval to issue and consummate the second tranche, which will be for US$47.5 million, or 59 million shares. Opthea expects to issue a Notice of Meeting to its shareholders to convene a general meeting of shareholders expected in September 2022 to obtain shareholder approval to issue and consummate the second tranche. APPROVAL OF ADVANCED OVERSEAS FINDING CERTIFICATE On August 29, 2022, the Company obtained an Advanced Overseas Finding Certificate from AusIndustry for additional overseas research activities for OPT 302. This is a non adjusting subsequent event. Besides the above mentioned subsequent events, there are no other significant events after June 30, 2022, to report. 24

OPTHEA LIMITED / ANNUAL REPORT 2021 – 2022

Directors' Report (cont.)

Environmental regulations

The Company is not subject to significant environmental regulations.

Indemnification and insurance

During the financial year ended June 30, 2021, the Company indemnified its directors, the company secretary and executive officers in respect of any acts or omissions giving rise to a liability to another person (other than the Company or a related party) unless the liability arose out of conduct involving a lack of good faith. In addition, the Company indemnified the directors, the company secretary and executive officers against any liability incurred by them in their capacity as directors, company secretary or executive officers in successfully defending civil or criminal proceedings in relation to the Company. No monetary restriction was placed on this indemnity.

The Company has insured its directors, the company secretary and executive officers for the financial year ended June 30, 2022. Under the Company's Directors' and Officers' Liabilities Insurance Policy, the Company shall not release to any third party or otherwise publish details of the nature of the liabilities insured by the policy or the amount of the premium. Accordingly, the Company relies on section 300(9) of the *Corporations Act 2001* to exempt it from the requirement to disclose the nature of the liability insured against and the premium amount of the relevant policy.

Directors' meetings

The number of meetings of directors and meetings of committees of the board held during the year are set out below. Attendance by the directors at these meetings as relevant to each of them is as shown. It is the Company's practice to invite all directors to committee meetings irrespective of whether they are members.

		Meetings of committees		
	Directors' meetings	Audit & risk	Nomination	Remuneration
Number of meetings held	7	7	2	5
Number of meetings attended:				
Jeremy Levin	7	6		3
Michael Sistenich	7	7	2	5
Lawrence Gozlan	7	6	2	5
Daniel Spiegelman	7	7	2	3
Julia Haller (appointed June 1, 2021)	7	4		5
Judith Robertson (appointed June 1, 2021, resigned January 1, 2022)	4	5		3
Susan Orr (appointed April 21, 2022)	1	1		
Quinton Oswald (appointed April 21, 2022)	1	1		
Megan Baldwin	7	7		3

25

Directors’ Report (cont.) COMMITTEE MEMBERSHIP During the year, the Company Had Audit and Risk, Remuneration and Nomination committees. Members acting on the committees of the board during the year were: Audit & Risk nomination Remuneration Daniel Spiegelman (Chairman) Lawrence Gozlan (Chairman) Michael Systemic (Chairman) Michael Systemic Michael Systemic Lawrence Gozlan Lawrence Gozlan (appointed February 24, 2022) Daniel Spiegelman Julia Haller Judith Robertson (resigned January 1, 2022) – Auditor’s independence declaration The directors have obtained a declaration of independence from Deloitte Touché Tohmatsu, the Company’s auditors, which is set out on page 85 and forms part of the directors’ report for the financial year ended June 30, 2022. proceedings on behalf of the company There were no persons applying for leave under section 237 of the Corporations Act 2001 to bring, or intervene in, proceedings on behalf of the Company. Remuneration report – audited This remuneration report, which forms part of the directors’ report, sets out information about the remuneration of Opthea Limited’s key management personnel for the financial year ended June 30, 2022. The term ‘key management personnel’ refers to those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including any director (whether executive or otherwise) of the Group. KEY MANAGEMENT PERSONNEL The directors and other key management personnel of the Group during or since the end of the financial year were: non executive directors Jeremy Levin (appointed October 5, 2020) Chairman, Non executive director Julia Haller Non executive director Daniel Spiegelman Non executive director Michael Systemic Non executive director Lawrence Gozlan Non executive director Susan Orr (appointed April 21, 2022) Non executive director Quinton Oswald (appointed April 21, 2022) Non executive director Judith Robertson (resigned January 1, 2022) Non executive director 26

OPTHEA LIMITED  /  AnnuAl RepoRt 2021 – 2022 Directors’ Report (cont.) executive officers Megan Baldwin Chief Executive Officer and Managing Director Karen Adams Vice President Finance and Company Secretary Judith Robertson (appointed January 1, 2022) Chief Commercial Officer Joel Nair (appointed March 1, 2022) Chief Medical Officer Except as noted, the named persons held their current position for the whole of the financial year and since the end of the financial year. PRINCIPLES OF COMPENSATION Compensation packages include a mix of fixed and variable compensation and long term performance based incentives. DIVERSITY The directors consider annually if the diversity of the Company’s personnel is appropriate. During the three years ended June 30, 2022, 37.9% of the directors and 53.9% of employees were female. FIXED COMPENSATION The level of fixed remuneration is set to provide a base level of compensation which is both appropriate to the position and is competitive in the market. The remuneration committee accesses external advice independent of management if required. Fixed compensation comprises salary and superannuation and is reviewed every 12 months by the remuneration committee. No external advice has been sought during either 2022 or 2021. PERFORMANCE LINKED COMPENSATION Short Term Incentives (STI): The objective of STI is to link the achievement of the Company’s operational targets with the remuneration received by the executives charged with meeting those targets. The total potential STI available is set at a level that provides sufficient incentive to the executive to achieve the operational targets at a cost to the Company that is reasonable in the circumstances. Actual STI payments in the form of cash bonuses to key management personnel (KMP) depend on the extent to which specific targets set at the beginning of the financial year (or shortly thereafter) are met. The targets consist of a number of Key Performance Indicators (KPIs) covering corporate objectives and individual measures of performance. Individual KPIs are linked to the Company’s development plans. On an annual basis, after consideration of performance against KPIs, the remuneration committee determines the amount, if any, of the STI to be paid to KMP. Payments of the STI bonus are made in the following reporting period. The remuneration committee considered the STI payment for the 2022 financial year in August 2022. Based on the achievement of operational objectives in the financial year, the remuneration committee has determined there will be US$261,456 STI bonus paid to KMP for the 2022 financial year (2021: US$244,145). Long Term Incentive Plan (LTIP): The objective of the LTIP is to reward KMP in a manner that aligns this element of compensation with the creation of shareholder wealth. LTIP grants are made to KMP and employees who are able to influence the generation of shareholder wealth and have a direct impact on the Company’s performance and development. Option vesting conditions are based on continued service to the Company by the KMP. 27

Directors' Report (cont.)

The Company implemented an LTIP to attract, retain and motivate eligible employees, essential to the continued growth and development of the Company. The LTIP was approved by shareholders at the Company's 2014 AGM. The limit of the Company's share capital to be granted under the LTIP was increased to 10% at the 2016 EGM.

CONSEQUENCES OF PERFORMANCE ON SHAREHOLDER WEALTH

In considering the Company's performance and benefits for shareholder wealth, the remuneration committee have regard to operational contributions and the following indices in respect of the current and previous four financial years. Due to the change in functional currency and presentation currency in the current year, the current and prior year has been restated to US currency with the remaining years remaining in AU$. Refer to Note 3 Change in presentation and functional currencies for more information in regard to the determination of the change.

	2022 US$	2021 US$	2020 A$	2019 A$	2018 A$
Revenue including finance income	326,151	440,615	539,514	914,840	1,143,822
Loss before tax	(99,116,657)	(50,283,342)	(16,831,966)	(35,547,034)	(28,919,488)
Tax benefit	6,299,286	4,938,846	5,708,767	14,636,973	12,017,248
Loss after tax	(92,817,371)	(45,344,496)	(11,123,199)	(20,910,061)	(16,902,240)

2022 and 2021 is US$ with remaining years presented in AU$. Refer to Note 3 Change in presentation and functional currencies.

	2022 US$	2021 US$	2020 A$	2019 A$	2018 A$
Basic loss per share	(0.26)	(0.14)	(0.04)	(0.09)	(0.04)
Net Tangible Asset (NTA) backing per share @ June 30	0.20	0.58	0.17	0.12	0.19
Opthea share price @ June 30	A$1.10	A$1.34	A$2.36	A$0.67	A$0.53

Change in share price is one of the financial performance targets considered in setting STI.

SERVICE CONTRACTS

Dr. Megan Baldwin, CEO and Managing Director, is employed under an ongoing contract that commenced on February 24, 2014. Under the terms of the present contract (including any subsequent board approvals relating to fixed remuneration) Megan:

- Receives fixed remuneration of AU$470,422 per annum from July 1, 2021.
- May resign from her position and thus terminate this contract by giving three months' notice.

On resignation, any unvested LTI options or conditional rights will be forfeited. The Company may terminate this employment agreement by providing:

- 12 months' notice; or
- Payment in lieu of the notice period (as detailed above) based on the fixed component of Megan's remuneration plus implied bonus.

On termination notice by the Company, any LTIP options that have vested or that will vest during the notice period will be released. Options granted that have not yet vested will be forfeited.

The Company may terminate the contract at any time without notice if serious misconduct has occurred.

Where termination with cause occurs, Megan is only entitled to that portion of remuneration that is fixed, and only up to the date of termination. On termination with cause, any unvested options will immediately be forfeited.

28

OPTHEA LIMITED  /  AnnuAl RepoRt 2021 2022 Directors’ Report (cont.) Karen Adams, Vice President and Company Secretary, has an ongoing contract. The Company may terminate the employment agreement by providing three months’ notice or providing payment in lieu of the notice period (based on the fixed component of remuneration). Karen Adams may resign from her position and thus terminate this contract by giving three months’ notice. The Company may terminate Karen Adams’s contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs, the executive is only entitled to that portion of remuneration that is fixed and only up to the date of termination. Judith Robertson, Chief Commercial Officer, has an ongoing contract and employment is at will. The Company may terminate the employment without because which provides a severance payment of 12 months’ base salary, 12 months of health cover costs. The Company may terminate Judith Robertson’s contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs, the executive is only entitled to that portion of remuneration that is fixed and only up to the date of termination. Joel Nair, Chief Medical Officer, has an ongoing contract and employment is at will. The Company may terminate the employment without because which provides a severance payment of 12 months’ base salary, 12 months of health cover costs. The Company may terminate Joel Nair’s contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs, the executive is only entitled to that portion of remuneration that is fixed and only up to the date of termination. NON?EXECUTIVE DIRECTORS The base non?executive director fee is US$75,000 per annum for the Chairman, US$50,000 per annum for other US?based non?executive directors, and AU$65,700 per annum for all Australian?based non?executive directors. Base fees cover all main board activities. Membership of board committees attract the following fees: Chair Audit and Risk US$20,000, Chair of Nominations and Remuneration US$10,000/AU$13,140, and general committee fees of US$5,000/AU$6,570 per annum. Non?executive directors are not provided with retirement benefits apart from statutory superannuation. The Company implemented a non?executive director share and option plan (NED Plan) following its approval at the 2014 AGM. Approval of further grant of options to non?executive directors under the NED Plan was made at the 2018 AGM. Under the NED Plan, present and future non?executive directors may: • Elect to receive newly issued ordinary shares (Shares) or options to acquire newly issued Shares in lieu of receiving some or all of their entitlement to their director’s existing cash remuneration (in accordance with article 61.8 of the Company’s constitution); • Be awarded newly issued Shares or options to acquire newly issued Shares in lieu of additional cash remuneration in respect of services provided to the Company which in the opinion of the Board are outside the scope of the ordinary duties of the relevant director (in accordance with article 61.5 of the Company’s constitution); and/or • Otherwise be awarded newly issued Shares or options to acquire newly issued Shares as part of the directors’ remuneration in addition to any existing cash remuneration paid to directors (if any). Advantages of the NED Plan are that it: • Assists the Company in preserving its cash for use towards advancing the Company’s lead molecule, OPT?302, through Phase 2 and Phase 3 clinical studies; • Gives non?executive directors an opportunity to demonstrate their commitment and support for the Company through sacrificing some or all of their director’s fees for Shares or options in Opthea; and • Provides the Company with further flexibility in the design of the directors’ remuneration packages and in turn assists the Company with retaining existing directors and attracting new additional directors with the relevant experience and expertise, in both cases to further advance the prospects of the Company. 29

Directors’ Report (cont.) DIRECTORS’ AND EXECUTIVE OFFICERS’ REMUNERATION Details of the nature and amount of each major element of remuneration of each director and key management personnel of the Company are: Short employ post?? long terming action? Shared based term mint term benefits payment Total Salary Cash Super annul— Service Long Terming action— perform mince— & Fees bonus1 action Leave Pay Options Total related US$ US$ US$ US$ US$ US$ US$ % non?executive directors: Jeremy Levin 2022 75,000 858,286 933,286 92% 2021 54,032 1,158,465 1,212,497 96% Geoffrey Kempler2 2022 0% 2021 21,534 2,046 23,580 0% Michael Systemic 2022 73,789 73,789 0% 2021 64,344 64,344 0% Lawrence Gozlan3 2022 70,201 586,271 656,472 89% 2021 60,416 1,252,173 1,312,589 95% Daniel Spiegelman4 2022 75,000 696,217 771,217 90% 2021 64,583 1,487,000 1,551,583 96% Julia Haller5 2022 55,000 587,694 642,694 91% 2021 4,250 4,250 0% Susan Orr6 2022 9,583 128,010 137,593 93% 2021 0% Quinton Oswald7 2022 9,583 128,010 137,593 93% 2021 0% Judith Robertson8 2022 27,500 358,633 386,133 93% 2021 4,250 4,250 0% Sub?total Non?executive 2022 395,656 3,343,121 3,738,777 89% directors 2021 273,409 2,046 3,897,638 4,173,093 93% 30

OPTHEA LIMITED / AnnuAl RepoRt 2021 2022 Directors’ Report (cont.) Short employ post long terming action Shared based term mint term benefits payment Total Salary Cash Super annul— Service Long Terming action— perform mince— & Fees bonus1 action Leave Pay Options Total related US$ US$ US$ US$ US$ US$ US$ % executive directors: Megan Baldwin 2022 342,510 113,475 34,251 730,644 1,220,880 76% 2021 338,618 147,166 45,666 531,450 28% other Key Management personnel: Karen Adams9 2022 211,035 27,981 21,104 119,147 379,267 39% 2021 31,039 2,949 33,988 0% Judith Robertson8 2022 195,000 78,000 229,060 502,060 61% 2021 –% Joel Naor10 2022 150,000 42,000 750 242,795 435,545 65% 2021 –% Mike Tonroe11 2022 –% 2021 237,535 71,314 28,889 337,738 21% totals 2022 1,294,201 261,456 56,105 4,664,767 6,276,529 80% 2021 880,601 218,480 79,550 3,897,638 5,076,269 81% 1. Bonuses are paid in the financial year following the year in which they are earned. 2. Director resigned October 12, 2020. 3. Lawrence Golan was appointed as a non-executive director on July 24, 2020. Mr. Golan’s annual director fee is AU$65,700. 4. Director appointed September 10, 2020. 5. Director appointed June 1, 2021. 6. Director appointed April 21, 2022. 7. Director appointed April 21, 2022. 8. Director resigned January 1, 2022, appointed CCO January 1, 2022. 9. Appointed June 15, 2021. 10. Appointed CMO March 1, 2022. 11. Resigned June 24, 2021. 31

Directors' Report (cont.)

EQUITY INSTRUMENTS

All options refer to options over ordinary shares of Opthea Limited which are exercisable on a one-for-one basis under the Long Term Incentive (LTIP) and Non-executive share and options (NED) plans.

OPTIONS OVER EQUITY INSTRUMENTS GRANTED AS COMPENSATION

Details of options over ordinary shares in the Company that were granted as compensation to KMP during the reporting period and details of options that vested during the reporting period are as follows:

	During the financial year	
Name	Number of options granted	Number of options vested[12]
Julia Haller	2,000,000	500,000
Judith Robertson	2,000,000	500,000
Susan Orr	1,000,000	250,000
Quinton Oswald	1,000,000	250,000
Karen Adams	800,000	200,000

Options Granted during the year have the following Fair values at Grant date, US$0.705 (AU$0.526), US$0.535 (AU$0.397) and US$0.675 (AU$0.937) with the following exercise price US$0.948 (AU$1.27), US$0.755 (AU$1.01) and US$1.46 (AU$2.03), for Julia and Judith, Susan and Quinton and Karen Adams, respectively. All options expire on the earlier of their expiry date or termination of the individual's employment. Option vesting is conditional on the individual being employed or in office.
The options are exercisable up to three years after they vest.

PERFORMANCE RIGHTS OVER EQUITY INSTRUMENTS GRANTED AS COMPENSATION

Details of performance rights over ordinary shares in the Company that were granted as compensation to KMP during the reporting period and details of rights that vested during the reporting period are as follows:

	During the financial year	
Name	Number of options granted	Number of options vested
Megan Baldwin	1,600,000	69,589

Performance rights granted during the year have the following Fair value at Grant date US$0.955 (AU$1.28) with a nil exercise price. All rights have an expiry of 10 years or termination date of the individual's employment. Rights vesting is conditional on performance hurdles and being employed or in office.

12. Options that are vested during the financial year were originally granted in the year ended June 30, 2022.

32

OPTHEA LIMITED / ANNUAL REPORT 2021 – 2022

Directors' Report (cont.)

AMERICAN DEPOSITORY SECURITY OPTIONS OVER EQUITY INSTRUMENTS GRANTED AS COMPENSATION

Details of American depository security options over ordinary shares in the Company that were granted as compensation to KMP during the reporting period and details of ADS options that vested during the reporting period are as follows:

	During the financial year	
Name	Number of options granted	Number of options vested
Joel Naor	300,000	–

American depository securities options granted during the year have the following fair value at grant date US$4.116 with an exercise price of US$6.01. All ADS options have an expiry of 10 years or termination date of the individual's employment. ADS options vesting is conditional on the individual being employed or in office.

EXERCISE OF OPTIONS GRANTED AS COMPENSATION

During 2021, 5,845,804 shares were issued to KMP on the exercise of 8,400,000 of options previously granted as compensation.

During 2021, 8,400,000 options were exercised by the following key management personnel using the cashless exercise mechanism available under the LTIP and NED Plans. On the exercise of the options, the Company issued 5,845,804 ordinary shares.

The number of shares was determined by the value calculated between the market price of the shares (based on a volume weighted average price ("VWAP") for the 5 trading days prior to exercise date) of AU$1.672 for 7,000,000 options and AU$1.647 for 1,400,000 options and an exercise price of AU$0.48 for 7,800,000 options and AU$0.855 for 600,000 options.

Name	No. of options exercised	No. of ordinary shares of Opthea Limited issued	Issue date	Amount unpaid	Expiry date of Rights
Megan Baldwin	4,000,000	2,851,675	March 7, 2016	$nil	March 7, 2021
Geoffrey Kempler	2,000,000	1,425,837	March 7, 2016	$nil	March 7, 2021
Michael Sistenich	1,000,000	712,919	March 7, 2016	$nil	March 7, 2021
Mike Tonroe	800,000	566,849	March 31, 2016	$nil	January 1, 2022
Mike Tonroe	600,000	288,524	April 3, 2019	$nil	April 3, 2023
	8,400,000	5,845,804			

33

Directors' Report (cont.)

DETAILS OF OPTIONS AFFECTING CURRENT AND FUTURE REMUNERATION

Details of vesting profiles of the options held by each KMP of the Company are:

	Number of options	Grant date	% Vested	% Forfeited[13]	Financial years in which grant vests	Vesting conditions
Megan Baldwin	1,320,000	March 7, 2016	100%	0%	July 1, 2015	Continued service
	1,320,000	March 7, 2016	100%	0%	July 1, 2016	
	1,360,000	March 7, 2016	100%	0%	July 1, 2017	
	3,000,000	November 29, 2018	100%	0%	July 1, 2019	
Jeremy Levin	750,000	January 19, 2021	25%	0%	July 1, 2020	Continued service
	750,000	January 19, 2021	0%	0%	July 1, 2021	
	750,000	January 19, 2021	0%	0%	July 1, 2022	
	750,000	January 19, 2021	0%	0%	July 1, 2023	
Geoffrey Kempler	660,000	March 7, 2016	100%	0%	July 1, 2015	Continued service
	660,000	March 7, 2016	100%	0%	July 1, 2016	
	680,000	March 7, 2016	100%	0%	July 1, 2017	
	1,500,000	November 29, 2018	100%	0%	July 1, 2019	
Michael Sistenich	330,000	March 7, 2016	100%	0%	July 1, 2015	Continued service
	330,000	March 7, 2016	100%	0%	July 1, 2016	
	340,000	March 7, 2016	100%	0%	July 1, 2017	
	1,500,000	November 29, 2018	100%	0%	July 1, 2019	
Daniel Spiegelman	500,000	October 12, 2020	100%	0%	July 1, 2020	Continued service
	500,000	October 12, 2020	0%	0%	July 1, 2021	
	500,000	October 12, 2020	0%	0%	July 1, 2022	
	500,000	October 12, 2020	0%	0%	July 1, 2023	
Lawrence Gozlan	500,000	October 12, 2020	100%	0%	July 1, 2020	Continued service
	500,000	October 12, 2020	0%	0%	July 1, 2021	
	500,000	October 12, 2020	0%	0%	July 1, 2022	
	500,000	October 12, 2020	0%	0%	July 1, 2023	
Julia Haller	500,000	October 19, 2021	100%	0%	July 1, 2021	Continued service
	500,000	October 19, 2021	0%	0%	July 1, 2022	
	500,000	October 19, 2021	0%	0%	July 1, 2023	
	500,000	October 19, 2021	0%	0%	July 1, 2024	
Susan Orr	250,000	April 24, 2022	100%	0%	July 1, 2022	Continued service
	250,000	April 24, 2022	0%	0%	July 1, 2023	
	250,000	April 24, 2022	0%	0%	July 1, 2024	
	250,000	April 24, 2022	0%	0%	July 1, 2025	

13. The percentage forfeited in the year represents the reduction from the maximum number of options available to vest due to vesting criteria not being achieved.

34

OPTHEA LIMITED / ANNUAL REPORT 2021 – 2022

Directors' Report (cont.)

	Number of options	Grant date	% Vested	% Forfeited[13]	Financial years in which grant vests	Vesting conditions
Quinton Oswald	250,000	April 24, 2022	100%	0%	July 1, 2022	Continued service
	250,000	April 24, 2022	0%	0%	July 1, 2023	
	250,000	April 24, 2022	0%	0%	July 1, 2024	
	250,000	April 24, 2022	0%	0%	July 1, 2025	
Karen Adams	200,000	June 6, 2022	100%	0%	July 1, 2022	Continued service
	200,000	June 6, 2022	0%	0%	July 1, 2023	
	200,000	June 6, 2022	0%	0%	July 1, 2024	
	200,000	June 6, 2022	0%	0%	July 1, 2024	

DETAILS OF PERFORMANCE RIGHTS AFFECTING CURRENT AND FUTURE REMUNERATION

Details of vesting profiles of the Performance rights held by each KMP of the Company are:

	Number of rights	Grant date	% Vested	% Forfeited[14]	Financial years in which grant vests	Vesting conditions
Megan Baldwin	100,000	October 19, 2021	100%	0%	July 1, 2022	Continued service
	100,000	October 19, 2021	0%	0%	July 1, 2023	Continued service
	100,000	October 19, 2021	0%	0%	July 1, 2024	Continued service
	150,000	October 19, 2021	0%	0%	July 1, 2024	KPIs
	150,000	October 19, 2021	0%	0%	July 1, 2024	KPIs
	400,000	October 19, 2021	0%	0%	July 1, 2024	KPIs
	400,000	October 19, 2021	0%	0%	July 1, 2024	KPIs
	200,000	October 19, 2021	0%	0%	July 1, 2024	KPIs

DETAILS OF ADS OPTIONS AFFECTING CURRENT AND FUTURE REMUNERATION

Details of vesting profiles of the ADS options held by each KMP of the Company are:

	Number of ADS options	Grant date	% Vested	% Forfeited[15]	Financial years in which grant vests	Vesting conditions
Joel Naor	75,000	March 1, 2023	0%	0%	July 1, 2022	Continued service
	6,250 monthly for 36 months	April 1, 2023 – Mar 1, 2026	0%	0%	July 1, 2023 – 2026	

14. The percentage forfeited in the year represents the reduction from the maximum number of options available to vest due to vesting criteria not being achieved.
15. The percentage forfeited in the year represents the reduction from the maximum number of options available to vest due to vesting criteria not being achieved.

35

Directors’ Report (cont.) OPTIONS OVER EQUITY INSTRUMENTS The movement during the reporting period by number of rights and options over ordinary shares in Opthea Limited held directly, indirectly or beneficially, by each KMP, including their related parties, is as follows: Held at Granted company as—Options Held at Vested during Vested and Number of options: July 1 station exercised Lapsed Forfeited June 30 the year exercisable Megan Baldwin 2022 3,000,000 3,000,000 3,000,000 2021 7,000,000 (4,000,000) 3,000,000 3,000,000 Jeremy Levin 2022 3,000,000 3,000,000 750,000 1,500,000 2021 3,000,000 3,000,000 750,000 750,000 Geoffrey Kempler16 2022 1,500,000 1,500,000 1,500,000 2021 3,500,000 (2,000,000) 1,500,000 1,500,000 Daniel Spiegelman 2022 2,000,000 2,000,000 500,000 1,000,000 2021 2,000,000 2,000,000 500,000 500,000 Lawrence Golan 2022 2,000,000 2,000,000 500,000 1,000,000 2021 2,000,000 2,000,000 500,000 500,000 Michael Sistenich 2022 1,500,000 1,500,000 1,500,000 2021 2,500,000 (1,000,000) 1,500,000 1,500,000 Julia Haller 2022 2,000,000 2,000,000 500,000 500,000 2021 –Susan Orr 2022 1,000,000 1,000,000 250,000 250,000 2021 –Quinton Oswald 2022 1,000,000 1,000,000 250,000 250,000 2021 –other executives: Mike Tonroe17 2022 –2021 1,400,000 (1,400,000) 0 0 0 Karen Adams 2022 800,000 800,000 200,000 200,000 2021 –Judith Robertson 2022 2,000,000 2,000,000 500,000 500,000 2021 –total 2022 13,000,000 6,800,000 19,800,000 3,450,000 11,200,000 2021 14,400,000 7,000,000 (8,400,000) 13,000,000 1,750,000 7,750,000 16. Geoffrey Kempler resigned October 12, 2020. 17. Mike Tonroe resigned at June 24, 2021. All options had been converted prior to his resignation. 36

OPTHEA LIMITED  /  AnnuAl RepoRt 2021 2022 Directors’ Report (cont.) Number performance of Held at Granted company as—Rights Held at Vested during Vested and rights July 1 station exercised Lapsed Forfeited June 30 the year exercisable Megan Baldwin 2022 1,600,000 1,600,000 69,589 69,589 2021 –Total 2022 1,600,000 69,589 69,589 2021 Number of Held at Granted company as—options ADS Held at Vested during Vested and ADS options July 1 station exercised Lapsed Forfeited June 30 the year exercisable Joel Nair 2022 300,000 300,000 –2021 –Total 2022 300,000 300,000 –2021 37

Directors’ Report (cont.) Key management personnel transactions MOVEMENTS IN SHARES The movement during the reporting period in the number of ordinary shares in Opthea Limited held, directly, indirectly or beneficially, by each KMP including their related parties is as follows: Number of beginning Balance of at Granted as On of Exercise Quoted Purchased in Sold during end Balance of period at Ordinary Shares: period July 1 remuneration Options the year the year June 30 non?executive directors Jeremy Levin 2022 2021 Geoffrey Kempler18 2022 2,326,797 2,326,797 2021 900,960 1,425,837 2,326,797 Michael Sistenich 2022 1,233,097 1,233,097 2021 520,178 712,919 1,233,097 Daniel Spiegelman 2022 2021 Lawrence Golan 2022 1,877,357 1,877,357 2021 1,877,357 1,877,357 Julia Haller 2022 2021 Susan Orr 2022 2021 Quinton Oswald 2022 2021 Judith Robertson 2022 (resigned January 1, 2022) 2021 executives Megan Baldwin 2022 3,839,398 3,839,398 2021 987,723 2,851,675 3,839,398 Karen Adams 2022 2021 Judith Robertson 2022 2021 Joel Nair 2022 2021 Mike Tonroe19 2022 2021 855,373 (855,373) –total 2022 9,276,649 9,276,649 2021 2,408,861 5,845,804 1,877,357 (855,373) 9,276,649 18. Geoffrey Kempler resigned as at October 12, 2020. 19. Mike Tonroe resigned as at June 24, 2021. 38

OPTHEA LIMITED  /  AnnuAl RepoRt 2021 2022 Directors’ Report (cont.) This report has been signed in accordance with a resolution of the directors made pursuant to S.298 (2) of the Corporations Act 2001 on August 30, 2022. For and on behalf of the board: Megan Baldwin CEO & Managing Director Opthea Limited Melbourne August 30, 2022 39

Management Team



Megan Baldwin

PhD, MAICD

Chief Executive Officer and Managing Director

Dr. Megan Baldwin was appointed CEO and Managing Director of Opthea in February 2014.

Dr. Baldwin has over 20 years of experience focusing on angiogenesis and therapeutic strategies for ophthalmic and cancer indications. Since joining Opthea in 2008, she has held various positions, including Head of Preclinical R&D and Chief Executive Officer of Opthea Pty Ltd, the 100% owned subsidiary of Opthea, developing OPT-302 for the treatment of wet age-related macular degeneration. Prior to joining Opthea, Dr. Baldwin was employed at Genentech (now Roche), the world leader in the field of angiogenesis-based therapies for cancer and other diseases. Her experience included several years as a researcher in the group of leading angiogenesis expert Napoleone Ferrara, before moving to Genentech's commercial division and having responsibility for corporate competitive intelligence activities. In these roles, she developed extensive commercial and scientific knowledge in the field of anti-angiogenic and oncology drug development. Megan holds a PhD in Medicine from the University of Melbourne, having conducted her doctoral studies at the Ludwig Institute for Cancer Research. Dr. Baldwin is on the board of Ausbiotech and is a member of the Australian Institute of Company Directors.



Karen Adams

B.BUS, CPA, GAICD, FCG, FGIA

Vice President Finance and Company Secretary

Karen Adams was appointed Vice President Finance in May 2021 and Company Secretary in June 2021. Karen is accountable directly to the board, through the chair, on all matters to do with the proper functioning of Opthea's board. Prior to joining Opthea, Karen was the Chief Financial Officer of the Victor Smorgon Group in Melbourne.

Karen has over 20 years' experience of financial management in board-level positions for private and listed companies in Australia, UK, the US and Ireland. Karen holds a Graduate Degree in Business from Swinburne University and is a member of the Australian Society of Chartered Accountants, Graduate of the Australian Institute of Company Directors and a Fellow of the Institute of Company Secretaries. Karen is also the Company Secretary of the Company's subsidiary, Vegenics Pty Ltd.



Joel Naor

MD, MBA, MSc

Chief Medical Officer

Dr. Joel Naor was appointed Chief Medical Officer of Opthea in March 2022.

Dr. Joel Naor has over two decades of experience leading clinical development programs that target retina conditions encompassing biologics, small molecules, sustained release technologies, stem cells and photodynamic therapy. In his most recent role, he served as Vice President of Clinical Science and Development Operations at Kodiak Sciences Inc. Previously, Dr. Naor was the Chief Medical Officer for Macusight, Inc. until the company was acquired by Santen Inc. in 2010, and subsequently served as Vice President and Head of Global Medical Affairs for Santen Inc. He has also held leadership positions at Allergan Inc., QLT Inc. and Stem Cells Inc. Dr. Joel Naor received his Doctor of Medicine (M.D.) from the Technion – Israel Institute of Technology and completed training in Ophthalmology at the University of Toronto. He holds a Master of Science (MSc.) in Epidemiology from the University of Toronto and a Master of Business Administration (M.B.A.) from Simon Fraser University in Vancouver.

40

OPTHEA LIMITED / **ANNUAL REPORT 2021 – 2022**

Management Team (cont.)



Judith Robertson

Chief Commercial Officer

Judith Robertson was appointed Chief Commercial Officer of Opthea in January 2022.

Ms. Robertson was most recently Chief Commercial Officer of Eleusis Ltd and serves on the board of Durect Corporation, a Nasdaq listed company developing therapies for acute organ injury and chronic liver diseases. She was previously Chief Commercial Officer of Aerie Pharmaceuticals where she oversaw the launch of Rhopressa®, the first product in 20 years to target a new mechanism of action for the treatment of glaucoma, and the launch of the combination product Rocklatan®, the first fixed-dose combination of a prostaglandin and ROCK inhibitor for the reduction of intraocular pressure (IOP) in patients with open-angle glaucoma or ocular hypertension. Prior to Aerie, Ms. Robertson was Vice President Immunology and Ophthalmology Global Commercial Strategy Leader at Johnson and Johnson, Janssen Pharmaceuticals, and Vice President, Ophthalmology Global Business Franchise Head at Novartis (formerly Alcon). Ms. Robertson's prior experience also includes sales and marketing roles at Novartis, Bristol Myers Squibb and Searle USA.

Ms. Robertson earned a BA with honors from Ryerson University, Canada. She also holds an MBA from Northwestern University, Kellogg School of Management.



Mike Gerometta

PhD

Head of CMC Development

Mike Gerometta has been Head of Chemistry, Manufacturing & Controls (CMC) Development for Opthea since 2008 with responsibilities encompassing outsourcing of Opthea's biopharmaceutical research and cGMP manufacturing activities. Mike has over 30 years' experience in the Australian biotechnology industry, working with numerous contract manufacturing organizations overseas and locally in all facets of translational CMC from concept through to Phase 2 studies. In this time, he has successfully guided the manufacture of six biologics through to the clinic, including oversight of four nonclinical programs, as well as associated global regulatory interactions.

Previously as Chief Operating Officer of Q-Gen, the manufacturing facility of the Queensland Institute of Medical Research, he restructured the service business to align with QIMR's strategic objectives. Mike has also directed the development of numerous in vitro diagnostic products through to the market over 19 years at Agen Biomedical, ultimately as Research and Product Development Director. Mike was awarded his PhD in biotechnology from the Queensland University of Technology and has a degree in chemistry from the University of Technology in Sydney.



Mark O' Neill

MSc, B. Chem Eng

Vice President CMC

Mark O'Neill was appointed Vice President CMC in January 2022.

Mr. O'Neill was most recently head of Process Development for Avexis Gene therapies where he orchestrated all product development and technical operations activities pertaining to the startup and licensure of Zolgensma drug substance manufacturing at the Colorado site. Prior to Avexis, he was Vice President and General Manager of the Thermo Fisher Groningen Single Use Biologics Manufacturing Facility in Groningen, The Netherlands, where he oversaw all operations including startup of commercial manufacturing and initial commercial licensure at the facility. Mr. O'Neill has over 30 years of experience in the manufacturing of biopharmaceuticals including 20 years with Amgen where he gained extensive experience in all aspects of lifecycle management including Quality, Engineering, Production, Development, Supply Chain and Business Development.

Mark holds a Master of Science Degree from Colorado School of Mines in Environmental and Chemical Engineering and a Bachelor's of Science Degree in Chemical Engineering from the University of Colorado.

41

Management Team (cont.)



Ian Leitch
PhD
Director – Clinical Research

Ian Leitch has been Director of Clinical Research of Opthea since September 2011. He has over 20 years of research and management experience from drug discovery through clinical development in biotechnology/pharmaceutical companies. For the five years prior to joining Opthea, he was a member of the Medical Sciences group at Amgen Inc in Thousand Oaks, California, involved in the development of novel therapeutics in Amgen's oncology pipeline. In his role as Senior Manager in the Early Development Oncology Therapeutic Area, he had responsibility for the oversight, design, management and execution of Phase 1-2 clinical studies in oncology.

Prior to joining Amgen, he spent eight years at Miravant Medical Technologies in Santa Barbara, California. He held positions of increasing responsibility, including Senior Program Manager for Cardiovascular Research and Clinical Study Director for Ophthalmology. At Miravant, he managed preclinical efficacy studies, developed relationships with Key Opinion Leaders and designed Phase 1-2 clinical studies in a collaboration with the cardiovascular device company Guidant Inc. He previously held the position of NHMRC Senior Research Officer at the University of Newcastle and was based at the John Hunter Hospital in Australia. He received his BSc (Hons), PhD from the Department of Pharmacology, Faculty of Medicine, at Monash University and completed part of the doctoral studies at the University of California, Santa Barbara.



Clare Price
BPHARM
Director of Clinical Development

Clare Price was appointed Director of Clinical Development at Opthea in July 2016. Clare has over 20 years of clinical and drug development experience starting her career in the main R&D function of SmithKline Beecham in the UK.

She spent over eight years in various clinical roles within the company with responsibility for the design, management and execution of clinical studies from Phase 1 to 3 across a number of therapeutic areas.

For the remaining three years Clare formed part of the project management group of the newly merged GlaxoSmithKline, responsible for the project management of full drug development programs from molecule inception through non-clinical and clinical studies, regulatory aspects and commercialization.

Clare has held senior clinical roles in two ASX-listed biotechnology companies, firstly Acrux, and then Starpharma. Over her nine years at Starpharma she implemented and delivered successful Phase 2 and 3 clinical programs, including extensive regulatory interaction and negotiation, leading to the successful commercialization of the lead candidate product.

Clare is a registered pharmacist, with a degree in Pharmacy, from the University of Bath in the UK.



Annette Leahy
Director – Clinical Research

Annette Leahy commenced at Opthea in August 2017 as Director of Clinical Research. Annette has 20 years clinical research experience including operational and project management roles across biotechnology, pharmaceutical, and CRO industries.

Prior to joining Opthea Annette held senior operational roles at Swisse and Novotech successfully building clinical trial teams and departments.

Annette also has 12 years project management experience including leading a global influenza clinical trials program under a US government contract at Biota, managing early phase clinical studies in a Phase 1 unit at Nucleus Network and managing European clinical projects while living in the UK and working for Mitsubishi Tanabe Pharma Europe.

Annette has a Bachelor of Health Information Management from La Trobe University.

42

OPTHEA LIMITED  /  AnnuAl RepoRt 2021 2022 Financial Report CONTENTS Consolidated Statement of Profit or Loss and Other Comprehensive Income 44 Consolidated Statement of Financial Position 45 Consolidated Statement of Changes in Equity 46 Consolidated Statement of Cash Flows 47 Notes to the Consolidated Financial Statements 48 Directors’ Declaration 84 Auditor’s Independence Declaration 85 Independent Auditor’s Report 86 ASX Additional Information 91 Corporate Directory 93 43

Consolidated Statement of Profit or Loss and Other Comprehensive Income For the year ended June 30, 2022 Note 2022 US$ 2021 US$ Revenue 7 90,683 68,613 Other income 8 108,322 26,950 Research and development expenses 9 (78,654,217) (25,891,851) Patent expenses (131,788) (137,666) Intellectual property costs (28,713) (291,235) Administrative expenses 10 (17,901,112) (13,399,748) Occupancy expenses (21,307) (18,445) Finance income interest income 11 235,468 372,001 Net foreign exchange loss 12 (2,813,993) (11,011,961) Loss before income tax (99,116,657) (50,283,342) Income tax benefit 13 6,299,286 4,938,846 loss for the year (92,817,371) (45,344,496) Other comprehensive income Items that will not be reclassified subsequently to profit or loss: Fair value gains on investments in financial assets 469,767 Other comprehensive income for the year, net of tax 469,767 total comprehensive loss for the year (92,817,371) (44,874,729) Loss for the year is attributable to: Owners of the Company 23 (92,817,371) (45,344,496) (92,817,371) (45,344,496) Total comprehensive loss for the year is attributable to: Owners of the Company (92,817,371) (44,874,729) (92,817,371) (44,874,729) Loss per share attributable to the owners of the Company: Basic and diluted loss per share (cents) 14 (26.40) (14.15) The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes. 44

OPTHEA LIMITED  /  AnnuAl RepoRt 2021 2022 Consolidated Statement of Financial Position At June 30, 2022 Note 2022 US$ 2021 US$ Assets Current assets Cash and cash equivalents 15 44,631,293 118,193,177 Current tax receivable 13 6,299,286 4,972,898 Receivables 16 257,668 565,286 Prepayments 17 8,720,195 14,386,155 total current assets 59,908,442 138,117,516 non?current assets Plant and equipment 28,082 23,259 Right?of?use asset 93,852 Prepayments 18 110,295 174,541 total non?current assets 138,377 291,652 total assets 60,046,819 138,409,168 liabilities Current liabilities Payables 19 11,445,498 2,501,518 Lease liabilities 112,965 Provisions 20 596,203 492,002 total current liabilities 12,041,701 3,106,485 non?current liabilities Provisions 21 27,974 16,915 total non?current liabilities 27,974 16,915 total liabilities 12,069,675 3,123,400 net assets 47,977,144 135,285,768 equity Contributed equity 22 235,277,217 234,147,526 Pre?funded warrants 22 –Accumulated losses 23 (216,941,353) (124,123,982) Reserves 23 29,641,280 25,262,224 total equity 47,977,144 135,285,768 The above consolidated statement of financial position should be read in conjunction with the accompanying notes. 45

Consolidated Statement of Changes in Equity

For the year ended June 30, 2022

	Note	Contributed equity US$	Pre-funded warrants US$	Share-based payments reserve US$	Fair value of investments reserve US$	FX translation reserve US$	Accumulated losses US$	Total equity US$
As at July 1, 2020		113,852,364	–	3,116,080	551,409	5,827,605	(78,779,486)	44,567,972
Fair value gains on investments in financial assets*	23	–	–	–	469,767	–	–	469,767
Loss for the year*		–	–	–	–	–	(45,344,496)	(45,344,496)
Total comprehensive income and expense for the period		–	–	–	469,767	–	(45,344,496)	(44,874,729)
Recognition of share-based payment	23	–	–	3,897,638	–	–	–	3,897,638
Issue of ordinary shares on the exercise of options	22	3,271,542	–	(3,271,542)	–	–	–	–
Issue of ordinary shares and pre-funded warrants, net of issuance costs $10,126,959	22	105,477,591	11,546,029	–	–	–	–	117,023,620
Issuance of ordinary shares and pre-funded warrants net of issuance costs $1,099,412	22	11,546,029	(11,546,029)	–	–	–	–	–
Exchange on conversion	23	–	–	345,474	64,235	14,261,558	–	14,671,267
Balance at June 30, 2021		**234,147,526**	**–**	**4,087,650**	**1,085,411**	**20,089,163**	**(124,123,982)**	**135,285,768**
As at July 1, 2021		234,147,526	–	4,087,650	1,085,411	20,089,163	(124,123,982)	135,285,768
Loss for the year*		–	–	–	–	–	(92,817,371)	(92,817,371)
Total comprehensive income and expense for the period		–	–	–	–	–	(92,817,371)	(92,817,371)
Recognition of share-based payment	23	–	–	5,251,572	–	–	–	5,251,572
Issue of ordinary shares on the exercise of options	22	1,129,691	–	(872,516)	–	–	–	257,175
Balance at June 30, 2022		**235,277,217**	**–**	**8,466,706**	**1,085,411**	**20,089,163**	**(216,941,353)**	**47,977,144**

*Amounts are after tax.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

46

OPTHEA LIMITED  /  AnnuAl RepoRt 2021 2022 Consolidated Statement of Cash Flows For the year ended June 30, 2022 Note 2022 US$ 2021 US$ Cash flows from operating activities Interest received 216,422 390,128 Royalty and license income received 90,683 103,031 Grant and other income 455,807 26,949 Payment of lease interest (5,920) (5,782) Payments to suppliers, employees and for research & development and intellectual property costs (inclusive of GST) (77,064,842) (51,894,593) Research and development tax incentive scheme credit received 4,972,898 5,834,100 Net cash flows used in operating activities 26 (71,334,952) (45,546,167) Cash flows from investing activities Cash received on disposal of financial asset 669,184 Purchase of plant and equipment (16,910) (12,702) Net cash flows (used in)/provided by investing activities (16,910) 656,482 Cash flows from financing activities Payment of lease liabilities (85,578) (87,373) Net proceeds on issue of shares 105,477,591 Net proceeds on issuance of pre?funded warrants 11,546,029 Cash received for ordinary shares issued on exercise of options 22 257,175 –Net cash flows provided by financing activities 171,597 116,936,247 Net (decrease)/increase in cash and cash equivalents (71,180,265) 72,046,562 Effects of exchange rate changes on the balance of cash held in foreign currencies (2,381,619) 3,495,757 Cash and cash equivalents at beginning of year 118,193,177 42,650,858 Cash and cash equivalents at the end of the year 15 44,631,293 118,193,117 The above consolidated statement of cash flows should be read in conjunction with the accompanying notes. 47

Notes to the Consolidated Financial Statements 1.  Reporting entity Opthea Limited (the Company) is a listed public company incorporated in Australia. The address of its registered office and principal place of business is: Suite 0403, Level 4, 650 Chapel Street, South Yarran, VIC 3141, Australia. These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the Group). The Group’s principal activity is the development of new drugs for the treatment of eye diseases. 2.  Basis of accounting These financial statements are general purpose financial statements which have been prepared in accordance with the Corporations Act 2001, Australian Accounting Standards and Interpretations, and comply with other requirements of the law. The financial statements comprise the consolidated financial statements of the Group. For the purposes of preparing the consolidated financial statements, the Company is a for?profit entity. Compliance with Australian Accounting Standards ensures that the financial statements and notes of the Company and the Group comply with International Financial Reporting Standards (IFRS). The financial statements were authorized for issue by the directors on August 30, 2022. GOING CONCERN for the year ended June 30, 2022, the Group incurred a loss after income tax of $92,817,371 (2021: $45,344,496), and had net cash outflows from operating activities of $71,334,952 (2021: $45,546,167). As at June 30, 2022, the Group had cash and cash equivalents of $44,631,293 (2021: $118,193,177), current assets of $59,908,442 (2021: $138,117,516) and was in a net current asset position of $47,866,741 (2021: $135,011,031). The consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. As the Group is still in the research and development phase, the ability of the Group to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors. Subsequent to June 30, 2022, on August 12, 2022, the Group entered a Development Funding Agreement (‘Agreement’) with Ocelot SPV LP (‘Investor’), an affiliate of Carlyle and Abingworth, pursuant to which Investor has committed to provide Opthea $120 million in funding which may be increased up to $170 million at the Investor’s option. Of this funding, $50 million will be received by the Group in September 2022. Concurrently with the execution of the Agreement, the Group entered into binding commitments for the private placement of ordinary shares for aggregate gross proceeds of approximately $90 million (the ‘PIPE’). The PIPE consists of two tranches, of which the first tranche of AU$60.7 million (US$41.9 million) was received on August 24, 2022. The second tranche of $47.5 million, which is subject to shareholder approval, is expected to be issued and received in September 2022. See Note 33, Events after the balance sheet date, for further information. The Directors and management have considered the cash flow forecasts including the funding requirements of the business as well as the funding raised through the Agreement and PIPE. They have also considered the Group’s key risks and uncertainties affecting the likely development of the business, as well as the conditions set forth in the Agreement. Based on this assessment, the Directors and management believe that the conditions in the Agreement can be met and that the Group has adequate resources to continue normal activities and realize its assets and settle its liabilities in the normal course of business. Accordingly, the directors have prepared the financial statements on the going concern basis. 48

OPTHEA LIMITED  /  AnnuAl RepoRt 2021 2022 Notes to the Consolidated Financial Statements (cont.) 3.  Summary of accounting policies The consolidated financial statements have been prepared using the significant accounting policies and measurement bases summarized below. BASIS OF MEASUREMENT The consolidated financial statements have been prepared on a historical cost basis, except for the investments classified as financial assets, which have been measured at fair value. All amounts are presented in United States dollars unless otherwise stated. FUNCTIONAL CURRENCIES an entity’s functional currency is the currency of the primary economic environment in which the entity operates. During 2021 the Group’s operations continued to move further towards being US$ denominated and several other factors during the period also contributed to the Group changing its functional currency during the year, such as the completion of US initial public offering (IPO) and the NASDAQ listing in October 2020, opening a US subsidiary in May 2021 for the planned expansion into the US, and expanding the Board of Directors with the appointment of now five US?based Directors. A significant element in the Group’s assessment to change the functional currency resulted from the significant increase in expenses denominated in US dollars relating to advanced clinical trials since the commencement of Phase 3 trials in March 2021. These changes, as well as the fact that the Group’s principal source of financing is now the US capital market and all of the Group’s budgeting and planning is conducted solely in US dollars led to the Directors determining that US dollar (US$) best represents the currency of the primary economic environment in which the entity now operates. Accordingly, the Group changed its functional currency from Australian dollar (AU$) to US dollar (US$) effective January 1, 2021. PRESENTATION CURRENCY Following the change in functional currency, the Group changed its presentation currency from Australian dollars (A$) to US$ in 2021. The change in presentation currency was made to better reflect the Group’s business activities and to enhance access to US capital markets. Prior to the change, the Group reported its financial statements in Australian dollars (A$). A change in presentation currency is a change in accounting policy which was accounted for retrospectively during 2021. In making this change in presentation currency, the Group followed the requirements set out in IAS 21 The Effects of Changes in Foreign Exchange Rates. As required by IAS 21, the consolidated statement of profit or loss and other comprehensive income and the consolidated statement of cash flows for each period were translated into the presentation currency using the average exchange rates prevailing during each reporting period. All assets and liabilities were translated using the exchange rates prevailing at the consolidated statement of financial position dates. Shareholders’ equity transactions were translated using the rates of exchange in effect as of the dates of various capital transactions. All resulting exchange differences arising from the translation were included as a separate component of other comprehensive income. All comparative financial information was restated to reflect the Group’s results as if they had been historically reported in US$ and the effect on the consolidated financial statements resulted in an addition to the foreign currency translation reserve of US$14.3 million. CHANGE IN PRESENTATION OF OTHER INCOME The Group changed its presentation of Other income by reclassifying interest income out of Other income and into Finance Income interest income to better reflect the nature of the related amounts as finance income. This reclassification had no effect on the reported results of operations. 49

Notes to the Consolidated Financial Statements (cont.) 3. Summary of accounting policies (cont.) BASIS OF CONSOLIDATION The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Control is achieved when the Company: • Has power over the investee; • Is exposed, or has rights, to variable returns from its involvement with the investee; and • Has the ability to use its power to affect its returns. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation. FOREIGN CURRENCY TRANSLATION I. Functional and presentation currency As at January 1, 2021 it was determined that the Group’s functional and presentation currency had changed from Australian dollars to United States dollars. Therefore, the functional and presentation currency of the Group is United States dollars (US$). ii. Transactions and balances Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. FINANCIAL ASSETS AND LIABILITIES Recognition and DE recognition of financial assets Purchases and sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the marketplace are recognized on the trade date, i.e., the date that the Group commits to purchase the asset. Financial assets are derecognized when the right to receive cash flows from the financial assets has expired or when the entity transfers substantially all the risks and rewards of the financial assets. If the entity neither retains nor transfers substantially all of the risks and rewards, it derecognizes the asset if it has transferred control of the assets. When financial assets are recognized initially, they are measured at fair value, plus directly attributable transaction costs. Cash and cash equivalents Cash and cash equivalents in the statement of financial position comprise cash at bank and in hand and short term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. For the purposes of the statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above. 50

OPTHEA LIMITED  /  AnnuAl RepoRt 2021 2022 Notes to the Consolidated Financial Statements (cont.) 3.  Summary of accounting policies (cont.) Other receivables Other receivables generally comprise bank interest receivable, other receivables from external parties and Goods and Services Tax (GST) credits receivable, and are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. The amounts are usually received within 30 to 60 days of recognition. The Group measures the loss allowance for receivables at an amount equal to lifetime expected credit losses (ECL). The ECL on receivables are estimated under the simplified approach as permitted under AASB 9 Financial Instruments. This uses a provision matrix by reference to past experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors and general economic conditions of the industry in which the debtors operate. The Group writes off a receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery. Investments Investments in financial assets comprise of the Group’s non?current investments in listed companies. On initial recognition, the Group may make an irrevocable election (on an instrument?by?instrument basis) to designate investments in equity instruments as fair value through other comprehensive income (FVTOCI). Designation at FVTOCI is not permitted if the equity instrument is held for trading. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains or losses arising from changes in the fair value recognized in other comprehensive income and accumulated in the fair value of investments reserve. The fair values of investments in financial assets that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the reporting date. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instruments. Dividends on these investments in equity instruments are recognized in profit or loss in accordance with Australian Accounting Standards. Finance income Almost all of the Group’s finance income is earned on short?term bank deposits, and as such, finance income is recognized when the Group’s right to receive the payment is established. Payables Payables are carried at amortized cost and due to their short?term nature, they are not discounted. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. The amounts are unsecured and are usually paid within 30 days of recognition. PLANT AND EQUIPMENT Plant and equipment are stated at historical cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated on a straight?line basis over their useful economic lives as follows: • Equipment and furniture 3 to 10 years; and • Leasehold improvements 8 years or the term of the lease if shorter. The assets’ residual values, useful lives and amortization methods are reviewed, and adjusted if appropriate, at each financial year end. An item of plant and equipment is derecognized upon disposal or when no further economic benefits are expected from its use or disposal. 51

Notes to the Consolidated Financial Statements (cont.) 3.  Summary of accounting policies (cont.) RESEARCH AND DEVELOPMENT COSTS Research costs are expensed as incurred. An intangible asset arising from the development expenditure on an internal project will only be recognized when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. As of June 30, 2022 and 2021, the Group is in the research phase and has not capitalized any development costs to date. PROVISIONS AND EMPLOYEE BENEFITS I. Wages, salaries, annual leave and sick leave Liabilities for wages and salaries, including non?monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognized in current provisions in respect of employees’ services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Expenses for non?accumulating sick leave are recognized when the leave is taken and are measured at the rate paid or payable. ii. Long service leave The liability for long service leave is recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on bonds with terms to maturity that match, as closely as possible, the estimated future cash outflows. SHARE?BASED PAYMENT TRANSACTIONS The Group provides benefits to directors and employees (including key management personnel) of the Group in the form of share?based payments, whereby employees render services in exchange for shares or rights over shares (equity?settled transactions). The cost of these equity?settled transactions with employees is measured by reference to the fair value at the date at which they are granted. Binomial models are used to value the options issued. The cost of the equity?settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled (the vesting period), ending on the date on which the relevant employees become fully entitled to the award (the vesting date). The charge to profit or loss for the period is the cumulative amount less the amounts already charged in previous periods. There is a corresponding credit to equity. Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than were originally anticipated to do so. CONTRIBUTED EQUITY Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. 52

OPTHEA LIMITED / AnnuAl RepoRt 2021 2022 Notes to the Consolidated Financial Statements (cont.) 3. Summary of accounting policies (cont.) REVENUE RECOGNITION License revenue in connection with licensing of the Group’s intellectual property (including patents) to customers is recognized as a right to use the Group’s intellectual property as it exists at the point in time in which the license is granted. This is because the contracts for the license of intellectual property are distinct and do not require, nor does the customer reasonably expect, that the Group will undertake further activities that significantly affect the intellectual property to which the customer has the rights. Although the Group is entitled to sales based royalties from the eventual sales of goods and services to third parties using the intellectual property licensed, these royalty arrangements do not in themselves indicate that the customer would reasonably expect the Group to undertake such activities, and no such activities are undertaken or contracted in practice. Accordingly, the promise to provide rights to the Group’s intellectual property is accounted for as a performance obligation satisfied at a point in time. The following consideration is received in exchange for licenses of intellectual property: • Up front license fees these are fixed amounts and are recognized at the point in time when the Group transfers the intellectual property to the customer. • Sales based royalties these are variable consideration amounts promised in exchange for the license of intellectual property and are recognized when the sales to third parties occur given the performance obligation to transfer the intellectual property to the customer is already satisfied. During the years ended June 30, 2022 and 2021, the Group’s only revenue related to sales based royalties. INCOME TAX Current Tax Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period’s taxable income. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date. Research and development tax incentive The Research and Development (R&D) Tax Incentive Scheme is an Australian Federal Government program under which eligible companies with annual aggregated revenue of less than AU$20 million can receive cash amounts equal to 43.5% of eligible research and development expenditures from the Australian Taxation Office (ATO). The R&D Tax Incentive Scheme incentive relates to eligible expenditure incurred in Australia and, under certain circumstances, overseas on the development of the Group’s lead candidate, OPT 302. The R&D tax incentive is applied annually to eligible expenditure incurred during the Group’s financial year following annual application to AusIndustry, an Australian governmental agency, and subsequent filing of its Income Tax Return with the ATO after the financial year end. The Group estimates the amount of R&D tax incentive after the completion of the financial year based on eligible Australia and overseas expenditures incurred during that year. The Group has presented incentives in respect of the R&D Tax Incentive Scheme within income tax benefit in the Statement of Profit or Loss and Other Comprehensive Income by analogizing with AASB 112 Income Taxes. 53

Notes to the Consolidated Financial Statements (cont.) 3.  Summary of accounting policies (cont.) Deferred tax Deferred income tax is provided on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognized for all taxable temporary differences except when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax assets (or credits) and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except when the deferred income tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or taxable profit or loss. The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at balance date. Income taxes relating to items recognized directly in equity are recognized directly in equity and not in profit or loss. Tax consolidation legislation Tax consolidation is a system adopted by the ATO that treats a group of entities as a single entity for tax purposes. Opthea Limited and its 100% owned Australian domiciled subsidiary formed a tax consolidated group effective July 1, 2003. The head entity, Opthea Limited, and its controlled entity, Evgeni’s Pty Ltd, are current members of the tax consolidated group and account for their own current and deferred tax amounts. Members of the tax consolidated group have adopted the “separate taxpayer within group” method to allocate the current and deferred tax amounts to each entity within the Group. This method requires adjustments for transactions and events occurring within the tax consolidated group that do not give rise to a tax consequence for the Group or that have a different tax consequence at the level of the Group. The head entity, which is the parent entity, in assuming the net unused tax losses and unused relevant tax credits, has recognized reductions to investments in subsidiaries and where the amount of tax losses assumed is in excess of the carrying value of the investment, the parent has recognized the difference as a distribution from subsidiaries in profit or loss. Other taxes Revenues, expenses, assets and liabilities are recognized net of the amount of GST except: • When the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and • Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to the taxation authority is included as part of receivables or payables in the statement of financial position. Cash flows are included in the statement of cash flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority is classified as part of operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority. 54

OPTHEA LIMITED  /  AnnuAl RepoRt 2021 2022 Notes to the Consolidated Financial Statements (cont.) 4.  Critical accounting judgments and key sources of estimation uncertainty In applying the Group’s accounting policies, management continually evaluates judgments, estimates and assumptions based on experience and other factors, including expectations of future events that may have an impact on the Group. All judgments, estimates and assumptions made are believed to be reasonable based on the most current set of circumstances available to management. Actual results may differ from the judgments, estimates and assumptions. Significant judgments, estimates and assumptions made by management in the preparation of these financial statements are outlined below: 4.1  Critical judgments in applying accounting policies RESEARCH AND DEVELOPMENT COSTS The majority of Pother’s expenditure is incurred as a result of clinical trials for OPT?302. During the years ended June 30, 2022 and 2021, Opthea progressed Phase 3 wet age?related macular degeneration (wet AMD) trials. A key measure of Pother’s performance is the level of expenditure incurred on the research of OPT?302. Judgment is required in relation to: • The classification of expenses in the income statement between research and development costs and operating expenses; and • Whether costs relate to R&D, and consequently if they meet the capitalization criteria under AASB 138 Intangible Assets. The directors have determined that the Group is still in a research phase and accordingly, no development costs have been capitalized as of June 30, 2022 and 2021. TAXATION Research and development tax incentive The Research and Development (R&D) Tax Incentive Scheme is an Australian Federal Government program under which eligible companies can receive cash refunds of 43.5% of eligible R&D expenditure. Judgments are required as to the R&D tax incentive refundable offset eligibility in respect of: • The Group’s ability to make claims and its continued compliance under the scheme; • R&D and other supporting costs previously approved by Australian tax authorities; • Estimated amounts, timing and geographical location of costs related to the projects for which applications have been approved to date; and • Assessment of whether expenditure on projects for which approval has been given by Australian tax authorities relate to Australian or overseas expenditure. For the years ended June 30, 2022 and 2021, the Group has recognized an R&D tax incentive receivable of $6 million and $5 million respectively within the Consolidated Statement of Financial Position, with a corresponding amount recognized within income tax benefit within the Consolidated Statement of Profit or Loss and Other Comprehensive Income. The R&D tax incentive receivable as at June 30, 2022 and 2021 is based on the legislation as currently enacted as at June 30, 2022 and 2021, respectively. Any proposed changes to the legislation, such as rate changes and eligibility requirements, may have a retrospective impact if the legislation is passed. During the year, no such changes have occurred. Investment tax credits such as the R&D tax incentive are outside of the scope of AASB 112 Income Taxes and AASB 120 Accounting for Government Grants and Disclosure of Government Assistance. Based on the guidance in AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors, companies need to make an accounting policy choice on how to present these incentives, which in practice is done by either analogizing with AASB 112 or with AASB 120. 55

Notes to the Consolidated Financial Statements (cont.) 4.  Critical accounting judgments and key sources of estimation uncertainty (cont.) In the Group’s opinion, the R&D tax incentive should be presented by analogizing to AASB 112 because the nature of the incentive is considered to be more closely aligned to income taxes, based on the following considerations: • The R&D tax incentive is considered an income tax offset which will be offset against the Group’s tax obligation if and when the Group returns to a net tax payable position. In addition, whilst the Group is currently eligible to receive cash payments under the scheme since its consolidated revenue is currently below $20 million, if and when the Group generates revenue in excess of $20 million the R&D tax incentive will become non?refundable and can only be offset against any future income tax payable by the Group. • The ATO, which is the tax authority in Australia, manages the annual claims process as the R&D tax incentive is included in the Group’s annual income tax return. • The ATO is also responsible for making the R&D tax incentive cash payment if a company is eligible for a cash refund under the program, oversees compliance with the requirements of the R&D tax incentive scheme and performs pre?issuance reviews. Income tax The Group’s accounting policy for taxation requires judgments as to the differences between tax and accounting treatments of income and costs recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income. Judgment is also required in assessing whether deferred tax assets and liabilities are recognized in the statement of financial position and if accumulated income tax losses can be used to offset potential future tax profits. Functional currency Effective January 1, 2021 the Group’s functional currency changed from Australian dollars to US dollars as disclosed in Note 3. The Group’s assets, liabilities and equity which were previously denominated in Australian dollars were translated into US dollars on the date the functional currency changed. Significant judgment is required in determining the currency of the primary economic environment in which the Group operates, which requires an evaluation of various indicators related to the Group’s underlying transactions, events and conditions as they relate to generating and expending cash. 4.2  Key sources of estimation uncertainty SHARE?BASED PAYMENT TRANSACTIONS The Group measures the cost of equity?settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Fair values are determined internally using Binomial models. The related assumptions are detailed in Note 30. The accounting estimates and assumptions relating to equity?settled share?based payments have no impact on the carrying amounts of assets and liabilities in future reporting periods but may impact expenses and equity. Should one or more of the assumptions and estimates used in estimating the fair value of share?based payments change, this could have a material impact on the amounts recognized in equity and employee?related expenses. 56

OPTHEA LIMITED / **ANNUAL REPORT 2021 – 2022**

Notes to the Consolidated Financial Statements (cont.)

5. Application of new and revised Accounting Standards

NEW AND AMENDED ACCOUNTING STANDARDS THAT ARE EFFECTIVE FOR THE CURRENT YEAR

The Group has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to its operations and effective for the current year. New and revised Standards and amendments thereof and Interpretations effective for the current year that are relevant to the Group include:

- AASB 2020-8 *Amendments to Australian Accounting Standards – Interest Rate Benchmark Reform*;
- AASB 2021-3 *Amendments to Australian Accounting Standards – Covid-19 Rent Concessions beyond 30 June 2021*;
- AASB 2020-3 *Amendments to Australian Accounting Standards – Annual Improvements 2018-2020 and Other amendments*: and
- AASB 2021-7 *Amendment to Australian Accounting Standards – Effective Date of Amendments to AASB 10 and AASB 128 and Editorial Corrections.*

Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

NEW AND REVISED AUSTRALIAN ACCOUNTING STANDARDS AND INTERPRETATIONS ON ISSUE BUT NOT YET EFFECTIVE

At the date of authorization of the financial statements, the Group has not applied the following new and revised Australian Accounting Standards, Interpretations and amendments that have been issued but are not yet effective:

Standard/amendment	Effective for annual reporting periods beginning on or after
AASB 2020-1 *Amendments to Australian Accounting Standards – Classification of Liabilities as Current or Non-current* and AASB 2020-6 *Amendments to Australian Accounting Standards – Classification of Liabilities as Current and Non-current – Deferral of Effective Dated*	January 1, 2023
AASB 2020-3 *Amendments to Australian Accounting Standards – Disclosure of Accounting Policies and Definition of Accounting Estimates*	January 1, 2023
AASB 2020-3 *Amendments to Australian Accounting Standards – Annual Improvements 2018-2020 and Other Amendments*	January 1, 2022
AASB 2022-1 *Amendments to Australian Accounting Standards – Initial Application of AASB 17 and AASB 9 – Comparative Information*	January 1 2023
AASB 2021-5 *Amendments to Australian Accounting Standards – Deferred tax related to Assets and Liabilities arising from a Single Transaction*	January 1 2023
AASB 2020-3 *Amendments to Australian Accounting Standards – Annual Improvements 2018-2020 and Other Amendments*	January 1, 2022
In addition, at the date of authorization of the financial statements the following IASB Standards and IFRS Interpretations Committee Interpretations were on issue but not yet effective, but for which Australian equivalent Standards and Interpretations have not yet been issued:	
Editorial corrections	
IFRS 9 *Financial Instruments: Disclosures*	January 1, 2022

The new and revised Accounting Standards, Interpretations and amendments listed above are not expected to have a material impact on the amounts recognized or disclosures included in the Group's financial statements.

57

Notes to the Consolidated Financial Statements (cont.) 6.  Segment information The Group operates in one industry and two geographical areas, those being the biotechnology and healthcare industry and Australia and US, respectively. The Group is focused primarily on developing a novel therapy for the treatment of highly prevalent and progressive retinal diseases. The Chief Executive Officer regularly reviews entity wide information that is compliant with Australian Accounting Standards. There is only one segment for segment reporting purposes, and the information reviewed by the Chief Executive Officer for the purpose of resources allocation and performance assessment is the same as the information presented in the consolidated financial statements. The Group’s only revenue stream in the current and prior financial years is royalty income generated from licenses granted in respect of the Group’s intellectual property that are unrelated to the Group’s core business and the development of OPT 302 and that are not under development. These licenses are primarily used by third party licensees for research purposes. All of the royalty income of $90,683 (2021: $68,613) was generated from customers based outside of Australia. The Group does not have any major customers. All property, plant and equipment are located in Australia. 7.  Revenue 2022 US$ 2021 US$ Sales based royalties 90,683 68,613 total revenue 90,683 68,613 8.  other income 2022 US$ 2021 US$ Grant and other income 108,322 26,950 total other income 108,322 26,950 9.  Research and development expenses 2022 US$ 2021 US$ Research project costs20 78,654,217 25,891,851 total research and development expenses 78,654,217 25,891,851 20. The research project costs relate to the research programs in respect to the treatment of eye diseases by OPT 302. 58

OPTHEA LIMITED  /  Annual Report 2021 – 2022 Notes to the Consolidated Financial Statements (cont.) 10.  expenses 2022 US$ 2021 US$ Administrative expenses Employee benefits expenses: Salaries and fees 2,931,243 1,794,840 Cash bonuses 376,649 479,501 Superannuation 171,899 188,543 Share based payments expense 5,251,572 3,897,638 total employee benefits expense 8,731,363 6,360,522 Other expenses: Insurance 4,205,106 4,419,433 Investor relations costs 328,026 285,071 Audit and accounting 496,652 647,549 Travel expenses 13,616 1,459 Payroll tax 172,884 18,766 Legal fees 1,252,014 83,605 Advisory fees 156,978 393,843 Consultancy costs 1,619,824 367,070 Other expenses 846,098 714,328 total other expenses 9,091,198 6,931,124 Depreciation of: Equipment and furniture 11,917 15,012 Right of use asset 66,465 91,656 total depreciation expense 78,382 106,668 Loss on disposal of non current assets 169 1,434 total administrative expenses 17,901,112 13,399,748 59

Notes to the Consolidated Financial Statements (cont.) 11.  Finance Income 2022 US$ 2021 US$ Interest income 235,468 372,001 235,468 372,001 12.  net foreign exchange loss 2022 US$ 2021 US$ Net foreign exchange losses (2,813,993) (11,011,961) (2,813,993) (11,011,961) Exchange differences arising on the translation of monetary items are recognized in the Statement Profit and Loss and other Comprehensive Income, except where deferred in equity as a qualifying cash flow or net investment hedge. After the Company’s US IPO in fiscal year 2021 where the Company raised US$128 million, the Company entered into an Australian dollar denominated term deposit worth US$100 million (AU$141.9 million), that matured on February 3, 2021. The Company simultaneously entered into a foreign currency exchange contract under which the term deposit converted back to US dollars at effectively the same foreign exchange rate as when the term deposit was entered into. As the Group’s functional currency was the Australian dollar (AU$) until December 31, 2020, the Group recorded a foreign exchange loss of US$9 million in relation to this transaction during the year ended June 30, 2021. 13.  Income tax 2022 US$ 2021 US$ (a)  Income tax benefit The major components of income tax benefit are: Statement of Profit or Loss and Other Comprehensive Income Current tax Current income tax credit 6,299,286 4,938,846 6,299,286 4,938,846 Deferred tax In respect of the current year – –total income tax benefit recognized in the Statement of profit or loss and other Comprehensive Income 6,299,286 4,938,846 (b)  Current tax receivable Research and Development Tax Incentive Credit receivable 6,299,286 4,972,898 60

OPTHEA LIMITED / Annual Report 2021 – 2022 Notes to the Consolidated Financial Statements (cont.) 13. Income tax (cont.) (c) Numerical reconciliation between aggregate income tax benefit recognized in the Statement of Profit or Loss and Other Comprehensive Income and benefit calculated per the statutory income tax rate A reconciliation between income tax benefit and the product of accounting loss before income tax multiplied by the Group’s applicable income tax rate is as follows: 2022 US$ 2021 US$ Accounting loss before tax (99,116,657) (50,283,342) At the Company’s statutory income tax rate of 30% (2021: 30%) 29,734,997 15,085,003 R&D tax incentive on eligible expenses 6,299,286 4,938,846 Nondeductible R&D expenditure (4,344,335) (3,420,951) Other nondeductible expenses – share based payment expense (1,575,472) (1,169,291) Amount of temporary differences and carried forward tax losses not recognized (23,815,190) (10,494,761) Income tax benefit reported in the Statement of Profit or Loss and Other Comprehensive Income 6,299,286 4,938,846 (d) Recognized deferred tax assets and liabilities in statement of financial position Deferred income tax at June 30 relates to the following: Deferred tax liabilities: Interest and royalty income receivable (future assessable income) (17,085) (2,344,514) (17,085) (2,344,514) Deferred tax assets related to temporary differences: Recognition of tax losses – 1,508,764 Accrued expenses and other liabilities 198,607 205,458 Employee provisions 161,159 152,675 Other miscellaneous items 306,531 477,617 666,297 2,344,514 Net deferred tax assets 649,212 –Less: temporary differences not recognized (649,212) –Net deferred tax recognized in the statement of financial position – – (e) Unrecognized temporary differences Temporary differences with respect to deferred tax assets associated with intellectual property and other miscellaneous items which have a low probability of realization are unrecognized. These amounted to nil at year end (2021: $nil). (f) Carry forward unrecognized tax losses The Group had income tax losses of $37,717,792 and capital losses of $412,122 at year end (2021: income tax losses of $20,846,641 and capital losses of $672,934) for which no deferred tax asset is recognized on the statement of financial position as they are currently not considered probable of realization. These tax losses are available indefinitely for offset against future assessable income subject to continuing to meet relevant statutory tests. 61

Notes to the Consolidated Financial Statements (cont.)

13. Income tax (cont.)

(g) Franking credit balance

Franking credits are a type of tax credit in Australia that is available to the Group's shareholder to reduce double taxation on any dividends paid by the Group. The franking account balance at the end of the financial year at 30% is AU$227,371 (2021: A$227,371), which represents the amount of franking credits available for the subsequent financial year.

Franking credits are not recognized in the consolidated statement of financial position.

14. Earnings per share

	2022 US$	2021 US$
The following reflects the income used in the basic and diluted earnings per share computations:		
(a) Earnings used in calculating earnings per share		
Net loss attributable to ordinary equity holders of the parent	(92,817,371)	(45,344,496)
(b) Weighted average number of shares		
Weighted average number of ordinary shares on issue for basic earnings per share	351,560,199	320,432,814
Effect of dilution:		
Share options	–	–
Weighted average number of ordinary shares adjusted for the effect of dilution	351,560,199	320,432,814
Loss per share (basic and diluted in cents)	(26.40)	(14.15)

There have been no transactions involving ordinary shares or potential ordinary shares that would significantly change the number of ordinary shares or potential ordinary shares outstanding between the reporting date and the date of completion of this financial report.

Diluted earnings per share is calculated as net loss divided by the weighted average number of ordinary shares and dilutive potential ordinary shares. Options granted under the Long Term Incentive (LTIP) and Non-Executive Director Share and Option (NED Plan) plans would generally be included in the calculation due to the conditions of the issuance being satisfied. As the Group is in a loss position, the options are anti-dilutive and, accordingly, the basic loss per share is the same as the diluted loss per share.

A total number of 22,988,000 options/rights outstanding at June 30, 2022 (2021: 16,644,000) and 925,000 ADS options (2021: nil) were anti-dilutive and were therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share. As the Group is in a loss position, the options are anti-dilutive and, accordingly, the basic loss per share is the same as the diluted loss per share. These options related to the following option plans:

	2022 No.	2021 No.
NED Plan	14,000,000	10,000,000
LTIP	7,388,000	6,644,000
	21,388,000	**16,644,000**

62

OPTHEA LIMITED  /  Annual Report 2021 – 2022 Notes to the Consolidated Financial Statements (cont.) 14.  earnings per share (cont.) Performance Rights These rights related to the following option plans: 2022 No. 2021 No. NED Plan – –LTIP 1,600,000 –1,600,000 –ADS options These rights related to the following option plans: 2022 No. 2021 No. NED Plan – –LTIP 925,000 –925,000 –As at June 30, 2022, 12,857,589 outstanding options and rights were exercisable as of that date (2021: 11,394,000). As at June 30, 2022, Nil outstanding ADS options were exercisable as of that date. 15.  Current assets – cash and cash equivalents 2022 US$ 2021 US$ Cash at bank and in hand 11,853,883 15,538,510 Short term deposits 32,777,410 102,654,667 total cash and cash equivalents 44,631,293 118,193,177 Cash at bank earns interest at floating rates based on daily bank deposit rates. The carrying amounts of cash and cash equivalents represent fair value. Short term deposits are with two major Australian banks and are made for varying periods of between 30 and 90 days, depending on the immediate cash requirements of the Group, and earn interest at a fixed rate for the respective short term deposit periods. At year end, the average rate was 0.43% (2021: 0.24%). 63

Notes to the Consolidated Financial Statements (cont.) 16.  Current assets – receivables 2022 US$ 2021 US$ Interest receivable 56,952 37,905 GST receivable 157,060 136,239 Other receivable 43,656 391,142 total current receivables 257,668 565,286 The GST and other receivables are non interest bearing. There were no receivables with a material expected credit loss recorded during the financial year (2021: nil). 17.  Current assets – prepayments 2022 US$ 2021 US$ R&D Contract Research Organization 7,428,599 12,551,398 Insurance 1,086,847 1,820,059 Other prepayments 204,749 14,698 total current prepayments 8,720,195 14,386,155 The R&D Contract Research Organization prepayment consists of prepayments on the Phase 3 clinical trial for OPT 302 in order to secure sites across the world and start patient recruitment. These prepayments covered the initial startup of the Phase 3 clinical trials and other key milestones and are expected to be consumed within the next 12 months. The insurance amount relates to specific Phase 3 Clinical trial insurance in place for various sites around the world covering periods to 2024. The non current portion of the prepayments are recorded as non current assets. Refer to Note 18. 18.  non current assets – prepayments 2022 US$ 2021 US$ Insurance 110,295 174,541 total non current prepayments 110,295 174,541 The non current prepayment amount relates to specific Phase 3 Clinical trial insurance in place for various sites around the world covering periods to 2024. 64

OPTHEA LIMITED / Annual Report 2021 – 2022 Notes to the Consolidated Financial Statements (cont.) 19. Current liabilities – payables 2022 US$ 2021 US$ Creditors (unsecured) 11,402,164 2,417,719 Payroll related tax liability 43,334 83,799 total current payables 11,445,498 2,501,518 Creditors are non-interest bearing and are normally settled on 30 day terms. 20. Current liabilities – provisions 2022 US$ 2021 US$ Annual leave 383,220 289,043 Long service leave 212,983 202,959 total current provisions 596,203 492,002 21. noncurrent liabilities – provisions 2022 US$ 2021 US$ Long service leave 27,974 16,915 65

Notes to the Consolidated Financial Statements (cont.) 22.  Contributed equity 2022 US$ 2021 US$ (a)  Ordinary shares Issued and fully paid at June 30 235,277,217 234,147,526 Movement in ordinary shares: Opening balance 234,147,526 113,852,364 Issue of shares on exercise of options granted under the LTIP 1,129,691 3,271,542 Issue of shares on NASDAQ listing net of issuance cost $10,126,959 – 105,477,591 Issue of shares on exercise of warrants net of issuance cost $1,099,412 – 11,546,029 235,277,217 234,147,526 Ordinary shares on issue: No: No: Opening balance 351,003,541 269,157,769 Issue of shares on exercise of options granted under the LTIP 1,149,001 5,845,804 Issue of shares on NASDAQ listing – 68,506,400 Issue of shares on exercise of pre funded warrants – 7,493,568 352,152,542 351,003,541 Fully paid ordinary shares carry one vote per share and carry the right to dividends. No cash dividends have been paid, declared or recommended during or since the end of the financial year by the Company. Issued capital at June 30, 2022 amounted to $235,277,217 (352,152,542 fully paid ordinary shares) net of share issue costs and tax. During the year ended June 30, 2021 the Company issued 68,506,400 ordinary shares on NASDAQ listing for net proceeds of $105,477,591 as well as issued 7,493,568 pre funded warrants for net proceeds of $11,546,029. At June 30, 2022, the Company had 7,500,000 Non Executive Director options that remain unexercised with expiry of November 2022 for 3,000,000, October 2024 for 2,000,000 options, January 2025 for 1,500,000 options, October 25 for 500,000 options and April 26 for 500,000 options. At June 30, 2021, the Company had 3,250,000 Non Executive Director options that remain unexercised with expiry of November 2022 for 1,500,000 options, October 2024 for 1,000,000 options and January 2025 for 750,000 options. Options granted to directors and employees The Company has two share based payment schemes, the Long Term Incentive Plan (LTIP) and Non Executive Director Share and Option Plan. Options to subscribe for the Company’s shares have been granted under these plans to certain employees and directors. The Company granted 8,400,000 options/rights over ordinary shares and 925,000 ADS options under these plans during the year ended June 30, 2022 (Note 30). These options/rights had a weighted average fair value at grant date of $0.781 per option. During the year ended June 30, 2022, 2,056,000 options granted under the LTIP and NED Plan were exercised for $1,129,691 ($257,175 for cash and $872,516 via cashless conversion). The company granted 7,000,000 options over ordinary shares under these plans during the year ended June 30, 2021 (Note 30). These options had a weighted average fair value at their grant date of $1.03 per option. During the year ended June 30, 2021 8,400,000 options granted under the LTIP and NED Plan were exercised for $3,271,542. 66

OPTHEA LIMITED  /  Annual Report 2021 – 2022 Notes to the Consolidated Financial Statements (cont.) 22.  Contributed equity (cont.) 2022 US$ 2021 US$ (b)  Pre funded warrants Movement in pre funded warrants: Opening balance – –Issue of pre funded warrants in a US Initial public offering – 12,645,441 Cost of issue of pre funded warrants – (1,099,412) Issue of shares on exercise of pre funded warrants – (11,546,029) – – Pre-funded warrants on issue: No: No: Opening balance – –Issue of pre funded warrants in a US Initial public offering – 7,493,600 Exercise of pre funded warrants – (7,493,568) Forfeiture on exercise – (32) – – The Company issued 7,493,600 pre funded warrants for US$11,546,029 net of issue costs in respect of the US initial public offering in fiscal year 2021. The pre funded warrants were unquoted, having no voting or dividend rights and are exercisable to ADS’s at an exercise price of US$0.00001 per pre funded warrant on a one for one basis with no expiry date. On June 21, 2021 all pre funded warrants were exercised, converting to ADS’s. (c)  Capital management The Group is not subject to any externally imposed capital requirements. When managing share capital, management’s objective is to ensure the entity continues as a going concern as well as to provide benefits to shareholders and for other stakeholders. In order to maintain or achieve an appropriate capital structure, the Company may issue new shares or reduce its share capital, subject to the provisions of the Company’s constitution. The Group only commits to significant R&D expenditure when this is fully funded either by existing funds or further equity raises. 67

Notes to the Consolidated Financial Statements (cont.) 23.  Accumulated losses and reserves 2022 US$ 2021 US$ (a)  Movements in accumulated losses were as follows: Balance at July 1 (124,123,982) (78,779,486) Net loss for the period (92,817,371) (45,344,496) Balance at June 30 (216,941,353) (124,123,982) (b)  Reserves Fair value of investments reserve (I) 1,085,411 1,085,411 Share based payments reserve (ii) 8,466,706 4,087,650 Foreign translation reserve (iii) 20,089,163 20,089,163 Total reserves 29,641,280 25,262,224 (I)  Movement in fair value of investments reserve: Opening balance 1,085,411 551,409 Fair value gains on investments in financial assets – 469,767 Exchange on translation – 64,235 Closing balance 1,085,411 1,085,411 (ii)  Movement in share based payments reserve: Opening balance 4,087,650 3,116,080 Share based payments expense 5,251,572 3,897,638 Exercise of options (872,516) (3,271,542) Exchange on translation – 345,474 Closing balance 8,466,706 4,087,650 (iii)  Movement in Foreign translation reserve: Opening balance 20,089,163 5,827,605 Gain/loss on translation – 14,261,558 Closing balance 20,089,163 20,089,163 (c)  Nature and purpose of reserves Fair value of investments reserve This reserve records fair value changes on listed investments. Share-based payment reserve This reserve is used to record the value of equity benefits provided to executives and employees as part of their remuneration. Foreign currency translation reserves The reserve records the value of foreign currency movements on translation of financial statements from AU$ to US$. 68

OPTHEA LIMITED / ANNUAL REPORT 2021 – 2022

Notes to the Consolidated Financial Statements (cont.)

24. Financial risk management objectives and policies

The Group's principal financial assets comprise cash, receivables and short-term deposits.

The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Group's financial risk management practices. The objective is to support the delivery of the Group's financial targets whilst protecting future financial security.

The Group's other various financial assets and liabilities, such as receivables and payables, arise directly from its operations. The main risks arising from the Group's financial assets and liabilities are interest rate risk, foreign currency risk and liquidity risk.

The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange risk and assessments of market forecasts for interest rates and foreign exchange rates. Liquidity risk is monitored through future rolling cash flow forecasts.

The board reviews and agrees policies for managing each of these risks as summarized below.

RISK EXPOSURES AND RESPONSES

The Group has investigated the main financial risk areas which could impact on its financial assets and determined the impact on post tax (losses) or profits for a range of sensitivities. These can be seen in the post tax (loss)/profit impact for each risk area.

For each risk area, the equity impact relates solely to reserve movements and excludes movements in accumulated losses as the impact of these can be seen within the post tax (loss)/profit impact.

(i) Interest rate risk

The Group's exposure to market interest rates relates primarily to the short-term deposits. The deposits are held with two of Australia's largest banks.

The objective of managing interest rate risk is to minimize the Group's exposure to fluctuations in interest rates that might impact its interest income and cash flow. To manage interest rate risk, the Group invests the majority of its cash in short-term deposits for varying periods of between 30 days and 90 days, depending on the short and long-term cash requirements of the Group which is determined based on the Group's cash flow forecast. This consideration also takes into account the costs associated with recalling a term deposit should early access to cash and cash equivalents be required. Cash is not locked into long-term deposits at fixed rates so as to mitigate the risk of earning interest below the current floating rate.

The Group does not have any borrowings (2021: nil).

The following sensitivity analysis (an annual effect) is based on the interest rate risk exposures at June 30, 2022 and 2021.

At June 30, 2022, if interest rates moved, with all variables held constant, post tax (loss)/profit and equity would have been affected as illustrated in the following table:

	Post tax (loss)/profit impact	
Judgments of reasonably possible movements	**2022 US$**	**2021 US$**
+ 0.50% (50 basis points) (2020: + 0.50%)	114,859	359,442
– 0.50% (50 basis points) (2020: – 0.50%)	(114,859)	(359,442)

The post tax figures include an offset for unrecognized tax losses (bringing the tax effect to nil) for the year ended June 30, 2022 (2021: nil).

Significant assumptions used in the interest rate sensitivity analysis include:

- The reasonably possible movement of 0.5% was calculated by taking the interest rates as at balance date, moving these by plus and minus 0.5% and then re-calculating the interest on term deposits with the 'new-interest-rate'.

69

Notes to the Consolidated Financial Statements (cont.) 24.  Financial risk management objectives and policies (cont.) • The net exposure at balance date is representative of what the Group was and is expecting to be exposed to in the next twelve months from balance date. (ii)  Foreign currency risk As a result of services provided by non related entities in Australia, Canada, United Kingdom and Europe, part of the Group’s monetary assets and liabilities are affected by movements in the exchange rate. The Group does not enter into any hedging transactions. At the reporting date, the Group has the following exposure to foreign currencies. Consolidated 2021 AUD EURO 2021 2021 GBP 2021 CAD 2022 US$ US$ US$ US$ Financial assets Cash 26,697,582 – – – Receivables 7,827,565 – – – Financial liabilities Payables (1,213,469) (435,698) (3,037) (13,419) Other financial liabilities – – – – Net exposure 33,311,678 (435,698) (3,037) (13,419) 2021 AUD EURO 2021 2021 GBP 2021 CAD 2021 US$ US$ US$ US$ Financial assets Cash 35,646,457 – – – Receivables 5,513,541 – – – Financial liabilities Payables (1,276,164) (41,872) – (1,290) Other financial liabilities – – – – Net exposure 39,883,834 (41,872) – (1,290) 70

OPTHEA LIMITED / ANNUAL REPORT 2021 – 2022

Notes to the Consolidated Financial Statements (cont.)

24. Financial risk management objectives and policies (cont.)

The following sensitivity is based on the foreign currency risk exposures in existence at June 30, 2022 and 2021.

At June 30, 2022 and 2021, had the United States dollar moved with all other variables held constant, post tax (loss) profit and equity would have been affected as illustrated in the table below:

	Post tax (loss)/profit impact	
Judgments of reasonably possible movements	**2022 US$**	**2021 US$**
Consolidated		
AUD/USD +10% (2021: +10%)	(2,119,834)	(2,538,062)
AUD/USD -10% (2021: -10%)	2,590,908	3,102,076

The reasonably possible movements at June 30, 2022 are lower than at June 30, 2021 due mainly to the net exposure to the Australian dollar due to cash at bank deposits. There was minimum or insignificant exposure to the GBP, Euro and CAD during the current financial year.

Significant assumptions used in the foreign currency exposure sensitivity analysis include:

- The reasonably possible movement of 10% was calculated by taking the currency spot rates as at balance date, moving these by 10% and then re-converting the currencies into US with the 'new-spot-rate'. This methodology reflects the translation methodology undertaken by the Group.
- The net exposure at balance date is representative of what the Group was and is expecting to be exposed to in the next twelve months from balance date.

Management believes the balance date risk exposures are representative of the risk exposure inherent in the financial instruments.

(iii) Credit risk

Credit risk is associated with those financial assets of the Group which comprise cash and cash equivalents and receivables. The Group's exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these investments. Credit risk is considered minimal as the Group transacts with reputable recognized Australian banks.

(iv) Liquidity risk

Liquidity risk arises from the financial liabilities of the Group and the Group's subsequent ability to meet their obligations to repay their financial liabilities as and when they fall due. The Group manages liquidity risk by maintaining adequate reserves and by monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities. The financial liabilities of the Group relate to trade payables that are all expected to be paid within 12 months. With the funding agreement that was entered on August 12, 2022 the Group may incur a total payment equal to approximately four times the funding provided, consisting of seven payments, with the first payment due shortly after Regulatory Approval and the remaining six payments payable over a six-year period thereafter, and variable payments equal to 7% of net sales of OPT-302 for the treatment of wet AMD for each calendar quarter. Refer to Subsequent event Note 33 for further information on the transaction.

The Group's objective is to maintain an appropriate cash asset balance to fund its operations.

71

Notes to the Consolidated Financial Statements (cont.) 25.  Related party disclosures (a)  Subsidiaries %parent equity equity interest Name of company 2022% 2021 % Vegenics Pty Ltd21 100 100 Opthea US Inc22 100 100 (b)  Transactions with related parties Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. 21. Opthea Limited is the ultimate parent entity. Vegenics Pty Ltd is incorporated in Australia and has the same financial year as Opthea Limited. 22. Opthea Limited is the ultimate parent entity. Opthea US was incorporated in the United States in May 2021 and has the same financial year as Opthea Limited. 72

OPTHEA LIMITED / AnnuAl Report 2021 – 2022 Notes to the Consolidated Financial Statements (cont.) 26. Cash flow statement reconciliation (a) Reconciliation to cash at the end of the year 2022 US$ 2021 US$ Cash at bank and in hand (Note 15) 44,631,293 118,193,177 44,631,293 118,193,177 (b) Reconciliation of net loss after tax to net cash flows from operations Net loss for the year (92,817,371) (45,344,496) Adjustments for: Income tax benefit recognized in profit or loss (6,299,286) (4,938,846) Net loss on disposal of non-current assets 169 –Depreciation of non-current assets 11,917 15,012 Depreciation of right of use asset 66,465 91,656 Share based payments expense 5,251,572 3,897,638 Net exchange differences 2,813,993 11,011,961 1,844,830 10,077,421 Changes in working capital: Payables 8,511,607 (1,552,443) Receivables 307,618 (369,712) Prepayments 5,730,207 (14,231,546) Provisions 115,259 40,510 Net cash flows used in operating activities before tax (76,307,850) (51,380,266) R&D tax incentive received 4,972,898 5,834,099 net cash flows used in operating activities (71,334,952) (45,546,167) 2022 US$ 2021 US$ (c) Reconciliation of borrowings arising from financing activities Balance at July 1 93,852 167,460 Payment of lease liabilities (85,578) (87,373) Exchange on translation (8,274) 13,765 Balance at June 30 – 93,852 73

Notes to the Consolidated Financial Statements (cont.) 27.  Commitments (I) Research projects and license commitments The Group has entered into research and development contracts and intellectual property license agreements with various third parties in respect of services for the Phase 3 wet AMD clinical trial and the clinical grade manufacture of OPT 302. Expenditure commitments relating to these and intellectual property license agreements are payable as follows: 2022 US$ 2021 US$ Within one year 39,947,900 26,377,778 After one year but not more than five years 8,007,202 2,347,060 After more than five years 45,000 –48,000,102 28,724,838 Currently, the biggest Research contract has a 60-day termination clause and all commitments have been limited to a six-month commitment. (ii)  Commercial commitments The Group has entered into commercial agreements with various third parties in respect of services for preparation of OPT 302 for launch and pre marketing phase. Expenditure commitments relating to these activities are payable as follows: 2022 US$ 2021 US$ Within one year 507,874 –After one year but not more than five years – –After more than five years – –507,874 – Currently, the biggest contract has a 60-day termination clause and all commitments have been limited to a twelve-month commitment. 28.  Contingencies The Group is party to various research agreements with respect to which a commitment to pay is contingent on the achievement of research milestones. Assuming all milestones are achieved within the time frames stipulated in the contracts, those which could become payable in less than one year total $nil (2021: $nil) and those which could become payable in more than one year total $11,512,675 (2021: $11,548,205). Under these license/collaboration agreements, payments are to be made only if certain research and clinical development milestones are achieved and royalties may become payable on any eventual sales of products developed under these agreements. The Group had a bank guarantee outstanding at June 30, 2022 in respect of a rental deposit for its office premises of $39,478 (2021: $43,000). 74

OPTHEA LIMITED  /  AnnuAl Report 2021 – 2022 Notes to the Consolidated Financial Statements (cont.) 29.  Key management personnel (a)  Compensation of Key Management Personnel 2022 US$ 2021 US$ Short term employee benefits 1,555,658 1,099,081 Post employment benefits 56,105 79,550 Share based payments expense 4,664,767 3,897,638 Total compensation 6,276,530 5,076,269 Details of the key management personnel are included within the Remuneration Report section of the Directors’ Report. (b)  Other transactions and balances with director and key management personnel and their related parties There were no director and key management personnel related party transactions during the current or prior financial year. 30.  Share based payments (a)  Recognized share based payment expenses The expense recognized for share based payments during the year is shown in the table below: 2022 US$ 2021 US$ Expense arising from equity settled share based payment transactions: Director and employee services received 5,251,572 3,897,638 (b)  Non executive director and employee share option plans During the 2015 financial year, the Group introduced an ownership based compensation scheme for non executive directors, executives and senior employees, the Long Term Incentive Plan (LTIP) and Non Executive Directors Share and Option Plan (NED Plan). In accordance with the terms of the plans, as approved by shareholders at the 2014 annual general meeting, eligible non executive directors, executives and senior employees with the Group may be granted options to purchase ordinary shares. Each employee shares option converts into one ordinary share of Opthea Limited on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights and are not transferable. Options may be exercised at any time from the date of vesting to the date of their expiry. The number of options granted is subject to approval by the board and rewards executives and senior employees to the extent of the Group’s and the individual’s achievement judged against both qualitative and quantitative criteria as determined by the board on a case by case basis. The vesting condition of options granted under the LTIP and NED Plan is continuous service. 75

Notes to the Consolidated Financial Statements (cont.)

30. Share-based payments (cont.)

Options/Rights series	Grant date	Grant date fair value US$	Exercise price US$	Expiry date	Vesting date
LTIP – director FY2016	March 7, 2016	$0.14	$0.36	March 7, 2021	June 30, 2016
LTIP – director FY2019	November 29, 2018	$0.15	$0.625	November 29, 2022	November 29, 2019
LTIP – employees FY2016	March 31, 2016	$0.18	$0.37	January 1, 2022	January 1, 2017
LTIP – employees FY2018	August 23, 2017	$0.26	$0.92	January 1, 2023	June 30, 2018
LTIP – employees FY2019	April 3, 2019	$0.18	$0.608	April 3, 2023	April 3, 2021
LTIP – employees FY2022	October 19, 2021	$0.955	$0.00	October 18, 2031	October 19, 2021
LTIP – employees FY2022	October 19, 2021	$0.955	$0.00	October 18, 2031	October 19, 2022
LTIP – employees FY2022	October 19, 2021	$0.955	$0.00	October 18, 2031	October 19, 2023
LTIP – employees FY2022	October 19, 2021	$0.955	$0.00	October 18, 2031	January 31, 2023
LTIP – employees FY2022	October 19, 2021	$0.955	$0.00	October 18, 2031	November 30, 2022
LTIP – employees FY2022	October 19, 2021	$0.955	$0.00	October 18, 2031	April 30, 2023
LTIP – employees FY2022	October 19, 2021	$0.955	$0.00	October 18, 2031	April 30, 2023
LTIP – employees FY2022	October 19, 2021	$0.955	$0.00	October 18, 2031	September 30, 2024
LTIP – employees FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2021
LTIP – employees FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2022
LTIP – employees FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2023
LTIP – employees FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2024
LTIP – employees FY2022	June 6, 2022	$0.553	$1.46	June 5, 2032	June 6, 2022
LTIP – employees FY2022	June 6, 2022	$0.553	$1.46	June 5, 2032	June 6, 2023
LTIP – employees FY2022	June 6, 2022	$0.553	$1.46	June 5, 2032	June 6, 2024
LTIP – employees FY2022	June 6, 2022	$0.553	$1.46	June 5, 2032	June 6, 2025
NED Plan FY2016	March 7, 2016	$0.14	$0.36	March 7, 2021	June 30, 2016
NED Plan FY2019	November 29, 2018	$0.15	$0.625	November 29, 2022	November 29, 2019
NED Plan FY2021	October 12, 2020	$1.05	$3.24	October 11, 2024	October 11, 2020
NED Plan FY2021	October 12, 2020	$1.05	$3.24	October 11, 2024	October 11, 2021
NED Plan FY2021	October 12, 2020	$1.05	$3.24	October 11, 2024	October 11, 2022
NED Plan FY2021	October 12, 2020	$1.05	$3.24	October 11, 2024	October 11, 2023
NED Plan FY2021	October 12, 2020	$1.24	$2.16	October 11, 2024	October 11, 2021
NED Plan FY2021	October 12, 2020	$1.24	$2.16	October 11, 2024	October 11, 2022
NED Plan FY2021	October 12, 2020	$1.24	$2.16	October 11, 2024	October 11, 2023
NED Plan FY2021	October 12, 2020	$1.24	$2.16	October 11, 2024	October 11, 2024
NED Plan FY2021	January 19, 2021	$0.88	$1.56	January 18, 2025	January 19, 2021
NED Plan FY2021	January 19, 2021	$0.88	$1.56	January 18, 2025	January 19, 2022

76

OPTHEA LIMITED / ANNUAL REPORT 2021 – 2022

Notes to the Consolidated Financial Statements (cont.)

30. Share-based payments (cont.)

Options/Rights series	Grant date	Grant date fair value US$	Exercise price US$	Expiry date	Vesting date
NED Plan FY2021	January 19, 2021	$0.88	$1.56	January 18, 2025	January 19, 2023
NED Plan FY2021	January 19, 2021	$0.88	$1.56	January 18, 2025	January 19, 2024
NED Plan FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2021
NED Plan FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2022
NED Plan FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2023
NED Plan FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2024

There has been no alteration of the terms and conditions of the above share-based payment arrangements since the grant date.

(c) Fair value of share options granted

Where relevant, the expected life used in the model has been adjusted based on management's best estimate for the effects of non-transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioral considerations. Expected volatility is based on the historical share price volatility over the past 4 or 5 years.

	Grant date share price US$	Exercise price US$	Fair value per option US$	Expected volatility	Option life	Dividend yield	Risk free interest rate	Model used
LTIP – director FY2016	$0.28	$0.36	$0.14	65%	5 years	0%	2.09%	Binomial
LTIP – director FY2019	$0.42	$0.625	$0.15	58%	4 years	0%	2.04%	Binomial
LTIP – employees FY2016	$0.54	$0.37	$0.18	65%	5 years	0%	2.09%	Binomial
LTIP – employees FY2018	$0.34	$0.92	$0.26	66%	5 years	0%	2.09%	Binomial
LTIP – employees FY2019	$0.48	$0.608	$0.18	57%	4 years	0%	2.04%	Binomial
LTIP – employees FY2022	$0.955	$0.948	$0.526	74.78%	4 years	0%	0.25%	Binomial
LTIP – employees FY2022	$0.955	$nil	$0.955	n/a	10 years	0%	n/a	n/a
LTIP – employees FY2022	$0.901	$1.46	$0.553	75%	6.5 years	0%	3.4%	Binomial
NED Plan FY2016	$0.28	$0.36	$0.14	65%	5 years	0%	2.09%	Binomial
NED Plan FY2019	$0.42	$0.625	$0.15	58%	4 years	0%	2.04%	Binomial
NED Plan FY2021	$2.19	$2.16	$1.24	77.25%	4 years	0%	0.25%	Binomial
NED Plan FY2021	$2.19	$3.24	$1.05	77.25%	4 years	0%	0.25%	Binomial
NED Plan FY2021	$1.56	$1.56	$0.88	77.01%	4 years	0%	0.25%	Binomial
NED Plan FY2022	$0.955	$0.945	$0.526	74.78%	4 years	0%	0.25%	Binomial
NED Plan FY2022	$0.741	$0.755	$0.397	75%	3.5 years	0%	2.7%	Binomial

77

Notes to the Consolidated Financial Statements (cont.)

30. Share-based payments (cont.)

Fair value of American depository shares options granted

Where relevant, the expected life used in the model has been adjusted based on management's best estimate for the effects of non-transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioral considerations. Expected volatility is based on the historical share price volatility.

	Grant date share price US$	Exercise price US$	Fair value per ADS options US$	Expected volatility	ADS options life	Dividend yield	Risk free interest rate	Model used
LTIP – employee	$7.240	$7.625	$4.970	75%	7 years	0%	1.4%	Binomial
LTIP – employee	$7.500	$7.515	$5.228	75%	7 years	0%	1.7%	Binomial
LTIP – employee	$5.925	$6.009	$4.116	75%	7 years	0%	1.7%	Binomial
LTIP – employee	$5.915	$6.090	$4.171	75%	7 years	0%	2.9%	Binomial
LTIP – employee	$7.000	$7.116	$4.953	75%	7 years	0%	2.9%	Binomial
LTIP – employee	$7.309	$7.445	$5.175	75%	7 years	0%	3.0%	Binomial
LTIP – employee	$5.500	$5.522	$3.886	75%	7 years	0%	3.4%	Binomial

(d) Movements in share options/rights during the year

The following reconciles the share options/rights outstanding at the beginning and end of the year:

	June 30, 2022		June 30, 2021	
	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$
Balance at beginning of year	16,644,000	0.50	18,044,000	0.50
Granted during the year:				
To employees and directors under the LTIP and NED Plan	8,400,000	0.77	7,000,000	2.21
Exercised during the year	(2,056,000)	0.58	(8,400,000)	0.38
Expired during the year	–	–	–	–
Balance at end of year	22,988,000	1.16	16,644,000	1.28
Exercisable at end of year	12,857,589	0.97	11,394,000	0.86

The share options outstanding at the end of the year had a weighted average exercise price of $0.97 (2021: $0.86) and a weighted average remaining contractual life of 567 days (2021: 628 days).

78

OPTHEA LIMITED  /  AnnuAl RepoRt 2021 – 2022 Notes to the Consolidated Financial Statements (cont.) 30.  Share based payments (cont.) (e)  Movements in ADS options during the year The following reconciles the ADS options outstanding at the beginning and end of the year: June 30, 2022 June 30, 2021 Number Weighted average Number Weighted average of and options rights exercise price US$ of and options rights exercise price US$ Balance at beginning of year – – – – Granted during the year: To employees and directors under the LTIP and NED Plan 925,000 6.75 – – Exercised during the year – – – – Expired during the year – – – – Balance at end of year 925,000 6.75 – – Exercisable at end of year – – – –31.  net tangible asset backing 2022 US$ 2021 US$ Net tangible assets (including Right of use assets) 0.20 0.58 32.  Auditor’s remuneration The auditor of Opthea Limited is Deloitte Touche Tohmatsu. 2022 A$ 2021 A$ Deloitte and related networks firms: Audit or review of the financial report of the entity and any other entity in the consolidated group 295,000 408,660 Statutory assurance services required by legislation to be provided by the auditor – – Other assurances and agreed upon procedures under other legislation or contractual arrangements 171,171 45,000 466,171 453,660 79

Notes to the Consolidated Financial Statements (cont.) 33.  events after the balance sheet date DEVELOPMENT AGREEMENT AND PIPE FUNDING On August 12, 2022 (the “Effective Date”), Opthea Limited (“Opthea”) entered into a Development Funding Agreement (the “Agreement”) with Ocelot SPV LP (“Investor”), an affiliate of Carlyle and Abingworth, working together with Carlyle and Abingworth’s recently formed development company Launch Therapeutics, pursuant to which Investor agrees to provide funding to Opthea to support its development of OPT 302 for the treatment of wet (neovascular) age related macular degeneration (“wet AMD”). Pursuant to the Agreement, Investor has committed to provide Opthea US$120 million in funding which may be increased up to US$170 million at Investor’s option, of which US$50 million will be paid shortly after Opthea receives the proceeds from the first tranche of the PIPE (as defined below), with the remainder being funded in two additional tranches to be paid on December 31, 2022 and December 31, 2023, respectively. Pursuant to the Agreement, Opthea will be required to use commercially reasonable efforts to develop OPT 302 for the treatment of wet AMD in accordance with the Agreement, including pursuant to certain development timelines set forth therein. In return, Opthea will pay to Investor (1) upon the first to occur of regulatory approval of OPT 302 for the treatment of wet AMD in the United States, United Kingdom or European Union (“Regulatory Approval”), fixed payments equal to a total of approximately two times the funding provided, consisting of seven payments, with the first payment due shortly after Regulatory Approval and the remaining six payments payable over a six year period thereafter, and (2) variable payments equal to 7% of net sales of OPT 302 for the treatment of wet AMD for each calendar quarter. At the time that Investor receives an aggregate of four times the funding provided (US$680 million if Investor funds the full US$170 million under the Agreement) (the “Cap”), Pother’s payment obligations under the Agreement will be fully satisfied. Opthea has the option to satisfy its payment obligations to Investor upon Regulatory Approval or a change of control of Opthea by paying an amount equal to the present value of the remaining payments payable to Investor subject to a mid single digit discount rate. Opthea also has an option to buy out the remaining payments at any time by paying an amount equal to the remaining payments due subject to a proposed discount rate, which Investor may accept or reject. Upon a change of control of Opthea, an acceleration payment of a specified multiple of the funding provided is payable, net of payments already made to Investor and creditable against future payments to Investor. Opthea will grant Investor a security interest in all of its assets (other than intellectual property not related to OPT 302). The security interest will terminate when Investor receives payments and/or change of control acceleration payments equal to two times the funding provided or upon certain terminations of the Agreement (the “Release Date”). The Agreement also includes customary representations and warranties and covenants, including certain negative covenants regarding limitations on incurrence of indebtedness, liens, investments, restricted payments, sales of assets, and royalty sales. The negative covenants will terminate upon the Release Date. The Agreement terminates upon the payment of all payments owing to Investor, unless earlier terminated by Investor if: • Opthea fails to comply with certain covenants and agreements set forth in the Agreement, including failure to make required payments or develop OPT 302 as set forth in the Agreement; • Opthea suffers a material adverse event; • there is a material adverse patent impact on Pother’s intellectual property covering OPT 302; • there are certain irresolvable disagreements within the joint steering committee overseeing Pother’s development of OPT 302; • the security interests of Opthea are invalidated or terminated other than as set forth in the Agreement; or • any Phase 3 clinical trial of OPT 302 is completed or terminated and (1) the primary endpoint is not met or (2) Investor reasonably determines that the results of any such trial do not support regulatory approval. The Agreement may also be earlier terminated by Opthea if Investor fails to fund as provided in the Agreement. The Agreement may be terminated by either party (I) if the other party materially breaches the Agreement (“Material Breach”), (ii) if OPT 302 fails to receive regulatory approval in the United States or European Union, (iii) upon the bankruptcy of the other party, (iv) if a serious safety concern arises in an OPT 302 clinical trial or (vi) upon a change of control of Opthea. 80

OPTHEA LIMITED  /  AnnuAl Report 2021 – 2022 Notes to the Consolidated Financial Statements (cont.) 33.  events after the balance sheet data (cont.) In certain instances, upon the termination of the Agreement, Opthea will be obligated to pay Investor a multiple of the amounts paid to Opthea under the Agreement, including specifically, • up to the Cap in the event that Investor terminates the agreement due to (w) failure by Opthea to comply with certain covenants and agreements set forth in the Agreement, including failure to make required payments or develop OPT 302 as set forth in the Agreement, (x) the bankruptcy of Opthea, (y) a safety concern resulting from gross negligence on the part of Opthea or due to a safety concern that was material on the Effective Date and the material data showing such safety concern was not publicly known, disclosed to Investor, or in the diligence room made available to Investor or (z) the security interests of Investor being invalidated or terminated other than as set forth in the Agreement; • several multiples of such amounts in the event the Agreement is terminated due to Material Breach by Opthea; and • a small multiple of such amounts in the event of certain irresolvable disagreements within the executive review committee overseeing Pother’s development of OPT 302. In addition, if following certain events of termination of the Agreement, Opthea continues to develop OPT 302 for the treatment of wet AMD and obtains Regulatory Approval, it will make the payments to Investor as if the Agreement had not been terminated, less any payments made upon termination. The Agreement also provides that Opthea will use reasonable best efforts to complete a private placement of its ordinary shares or American Depositary Shares (“ADS’s”) representing its ordinary shares (at a ratio of 8 ordinary shares per ADS) for gross proceeds of at least US$70 million, which Opthea expects will be satisfied through the PIPE (as described below). The Agreement also includes a minimum cash requirement, and Opthea may need to obtain additional funding to meet this requirement in the future, including prior to the expected readout of top line results for its Phase 3 clinical trials. To the extent that Opthea raises additional capital through the sale of equity or convertible debt securities to meet this requirement, Pother’s equity holders will be diluted. The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by the full text of the Agreement, a copy of which will be filed as an exhibit to Pother’s Annual Report on Form 20 F for the fiscal year ended June 30, 2022, which will be subsequently filed with the Securities and Exchange Commission. Concurrently with the execution of the Agreement, Opthea entered into binding commitments for the private placement of ordinary shares to be issued pursuant to Regulation S under, and Section 4(a)(2) of, the Securities Act of 1933, as amended (the “Securities Act”), as the case may be, for aggregate gross proceeds of approximately US$90 million (the “PIPE”) and a price per ordinary share of AU$1.15 (approximately US$0.81). The PIPE consists of two tranches. The first tranche will be for AU$60.7 million (US$41.9 million), or 52.8 million ordinary shares, which amount represents the amount of new ordinary shares that Opthea may currently issue without obtaining shareholder approval under ASX Listing Rules. The first tranche was receipted on August 24, 2022. Opthea will use reasonable best efforts to obtain shareholder approval to issue and consummate the second tranche, which will be for US$47.5 million, or 59 million shares. Opthea expects to issue a Notice of Meeting to its shareholders to convene a general meeting of shareholders expected in September 2022 to obtain shareholder approval to issue and consummate the second tranche. The Company is still assessing the accounting treatment of this transaction. APPROVAL OF ADVANCED OVERSEAS FINDING CERTIFICATE On August 29, 2022, the Company obtained an Advanced Overseas Finding Certificate from AusIndustry for additional overseas research activities for OPT 302. This is a non adjusting subsequent event. Besides the above mentioned subsequent events, no matters or circumstances have arisen since the end of the reporting period, which significantly affected, or may significantly affect, the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years. 81

Notes to the Consolidated Financial Statements (cont.) 34. parent entity information The accounting policies of the parent entity, which have been applied in determining the financial information shown below, are the same as those applied in the consolidated financial statements. Refer to Note 3 for significant accounting policies relating to the Group. (a) Financial position 2022 US$ 2021 US$ Current assets 61,913,395 138,331,255 Non-current assets 129,015 117,110 total assets 62,042,410 138,448,365 Current liabilities (11,417,465) (3,078,269) Noncurrent liabilities (27,974) (16,916) total liabilities (11,445,439) (3,095,185) net assets 50,596,971 135,353,180 Issued capital 235,277,217 234,147,526 Accumulated losses (214,377,855) (124,112,899) Employee equity benefits reserve 8,466,706 4,087,650 Fair value of investments reserve 1,085,411 1,085,411 Foreign currency translation reserve 20,145,492 20,145,492 total shareholders’ equity 50,596,971 135,353,180 (b) Financial performance June Year 30, ended 2022 June Year 30, ended 2021 US$ US$ Loss of the parent entity (90,264,957) (45,304,268) Other comprehensive income – 469,767 Total comprehensive loss of the parent entity (90,264,957) (44,834,501) 82

OPTHEA LIMITED  /  AnnuAl Report 2021 – 2022 Notes to the Consolidated Financial Statements (cont.) 34.  parent entity information (cont.) (c)  Parent entity contractual commitments for acquisition of property, plant and equipment The parent entity does not have any contractual commitments for the acquisition of property, plant and equipment for the year ended June 30, 2022 (2021: nil). (d)  Parent entity contingent liabilities The Company is party to various research agreements with respect to which a commitment to pay is contingent on the achievement of research milestones. Assuming all milestones are achieved within the time frames stipulated in the contracts, those which could become payable in less than one year total Sunil (2021: $nil) and those which could become payable in more than one year total $11,512,675 (2021: $11,548,205). Under these license/collaboration agreements, payments are to be made only if certain research and clinical development milestones are achieved and royalties may become payable on any eventual sales of products developed under these agreements. The parent entity had a bank guarantee outstanding at June 30, 2022 in respect of a rental deposit for its office premises of $39,478 (2021: $43,000). 83

Directors’ Declaration for the year ended June 30, 2022 In accordance with a resolution of the directors of Opthea Limited, we state that: 1. In the opinion of the directors: a. the financial report and the notes thereto are in accordance with the Corporations Act 2001, including: I. giving a true and fair view of the Group’s financial position as at June 30, 2022 and of its performance for the year ended on that date; and ii. complying with Australian Accounting Standards, Corporations Regulations 2001, and International Financial Reporting Standards (IFRS) as disclosed in Note 2 of the financial statements; and b. there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable. 2. This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial year ended June 30, 2022. Signed in accordance with a resolution of the directors made pursuant to S.295(5) of the Corporations Act 2001. On behalf of the directors: Megan Baldwin Jeremy Levin CEO & Managing Director Chairman Opthea Limited Opthea Limited Melbourne August 30, 2022 84

OPTHEA LIMITED  /  AnnuAl Report 2021 – 2022 Auditor’s Independence Declaration Deloitte Touché Tohmatsu A.B.N. 74 490 121 060 Tower 2, Brookfield Place 123 St Georges Terrace Perth WA 6000 GPO Box A46 Perth WA 6837 Australia Tel: +61 8 9365 7000 www.deloitte.com.au Board of Directors Opthea Limited Suite 403, Level 4 650 Chapel Street South Yarran VIC 3141 30 August 2022 Dear Directors, Auditor’s Independence Declaration to Opthea Limited In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Opthea Limited. As lead audit partner for the audit of the financial report of Opthea Limited for the year ended 30 June 2022, I declare that to the best of my knowledge and belief, there have been no contraventions of: • the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and • any applicable code of professional conduct in relation to the audit. Yours faithfully DELOITTE TOUCHE TOHMATSU Chartered Accountants Liability limited by a scheme approved under Professional Standards Legislation Member of Deloitte Asia Pacific Limited and the Deloitte organization. 85 85

Independent Auditor’s Report Deloitte Touché Tohmatsu ABN 74 490 121 060 Tower 2, Brookfield Place 123 St Georges Terrace Perth WA 6000 GPO Box A46 Perth WA 6837 Australia Tel: +61 8 9365 7000 Fax: +61 8 9365 7001 www.deloitte.com.au Independent Auditor’s Report to the Members of Opthea Limited Report on the Audit of the Financial Report Opinion We have audited the financial report of Opthea Limited (“Opthea” or the “Company”) and its subsidiaries (the “Group”), which comprises the Consolidated Statement of Financial Position as at 30 June 2022, the Consolidated Statement of Profit or Loss and other Comprehensive Income, the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the year then ended, notes to the financial statements including a summary of significant accounting policies and the directors’ declaration. In our opinion the accompanying financial report of the Group is in accordance with the Corporations Act 2001, including: (I) giving a true and fair view of the Group’s financial position as at 30 June 2022 and of its financial performance for the year then ended; and (ii) complying with Australian Accounting Standards and the Corporations Regulations 2001. Basis for Opinion We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Report section of this report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the “Code”) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of the Company, would be in the same terms if given to the directors as at the time of this auditor’s report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key Audit Matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Liability limited by a scheme approved under Professional Standards Legislation Member of Deloitte Asia Pacific Limited and the Deloitte organization. 86 86

OPTHEA LIMITED  /  AnnuAl Report 2021 – 2022 Independent Auditor’s Report (cont.) Key Audit Matter How the scope of our audit responded to the Key Audit Matter Ongoing capital funding activities and the going concern assumption The Group is subject to capital raising requirements Our procedures included, but were not limited to: as it conducts its clinical trials for OPT-302, and its • Obtaining an understanding of the process flows ability to raise capital is a key determinant of the and key controls associated with the preparation Group’s ability to continue as a going concern. and review of management’s going concern assessment and cash flow forecast. As disclosed in Notes 2 and 33 of the Financial • Reviewing management’s assessment of the Statements of the Group, subsequent to 30 June Group’s ability to continue as a going concern. 2022, on 12 August 2022, the Group entered a • Analyzing the cash flow forecast prepared by Development Funding Agreement (“Agreement”) management, and considering the future with Ocelot SPV LP (“Investor”), pursuant to which outcome of events or conditions in the evaluation the Investor has committed to provide Opthea of management’s plans for future actions, $120 million in funding which may be increased up including: to $170 million at the Investor’s option. o Evaluating the reliability of the underlying data generated to prepare Concurrently with the execution of the Agreement, the forecast; and the Group entered into binding commitments for o Determining whether there is adequate the private placement of ordinary shares for support for the assumptions underlying aggregate gross proceeds of approximately $90 the forecast. million (the “PIPE”). The PIPE consists of two • Reading the Agreement to determine the critical tranches, of which the first tranche of $41.9 million conditions set forth in the Agreement that must was received on 24 August 2022. The second be complied with by the Group, and assessing tranche of $47.5 million, or 59 million shares, which management’s ability to meet these conditions; is subject to shareholder approval, is expected to and be issued and received in September 2022. • Assessing whether a material uncertainty exists related to events or conditions that may cast significant doubt on the entity’s ability to We identified that the most significant assumptions continue as a going concern. in assessing the Group’s ability to continue as a going concern are: • the Group’s ability to meet the conditions We also assessed the appropriateness of the disclosures in set forth in the Agreement, and Note 2 and 33 to the financial statements. • the Group’s ability to obtain shareholder approval for the second tranche for the PIPE, as these are the key determinants in the successful outcome of the Agreement and PIPE which is an assumption in the Group’s cash flow forecast. We have therefore spent significant audit effort, including the time of senior members of our audit team, in assessing the appropriateness of these assumptions. Research and development tax incentive Our procedures included, but were not limited to: The Group operates in the biotechnology market • Assessing the design and implementation of key and is in the clinical research stage of developing a controls in relation to R&D expenditure and the molecule asset, OPT-302, for the treatment of eye preparation and review of the R&D tax incentive diseases. calculation; and 87 87

Independent Auditor’s Report (cont.) Key Audit Matter How the scope of our audit responded to the Key Audit Matter • Assessing the accounting policy adopted by the The Group Claims Research & Development tax Group to account for the R&D tax incentive. incentives (“R&D tax incentives”) provided by the Australian Government as disclosed in Note 4.1. In conjunction with our R&D tax specialists we performed the following procedures: For the year ended 30 June 2022, the Group has • Obtaining an understanding of the rules and recognized an R&D tax incentive receivable of $6.3 regulations governing R&D tax incentives and the million within the consolidated statement of basis used by the Group to recognize the financial position, with a corresponding amount incentive. recognized within income tax benefit within the • Assessing the work performed by the Group’s consolidated statement of profit or loss and other external R&D tax advisors to understand the comprehensive income. process for the preparation and review of the R&D tax incentive submissions. Management exercises significant judgement in • Assessing the competency and scope of the respect of R&D tax incentives claimed by the Group Group’s external R&D tax advisors. including: • Assessing management’s documentation addressing how the Group’s R&D activities satisfy • Determining the accounting policy used in the eligibility criteria outlined in the rules and accounting for the R&D tax incentive. regulations governing the R&D tax incentives. • Assessing the eligibility of R&D activities • On a sample basis, inspecting R&D expenses to and costs attributed to those eligible R&D supporting documentation. activities against the rules and regulations • Testing on a sample basis, management’s governing the R&D tax incentive. apportionment of costs to these R&D activities • Determining the estimated amounts, and whether the underlying methodology used timing and geographical location of costs for the apportionment is consistent with the rules related to the projects for which R&D tax and regulations governing the R&D tax incentive. incentive applications have been approved • Assessing management’s R&D project cost to date. claimed for tax incentives for eligible activities, we have therefore spent significant audit effort, including assessing the amounts claimed, timing including the time of senior members of our audit and geographical location of the costs. team, in assessing the appropriateness of these We also assessed the appropriateness of the disclosures in assumptions. Note 3, 4.1 and 13 to the financial statements. Other Information The directors are responsible for the other information. The other information comprises the information included in the Company’s annual report for the year ended 30 June 2022 but does not include the financial report and our auditor’s report thereon. Our opinion on the financial report does not cover the other information and accordingly we do not and will not express any form of assurance conclusion thereon. In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. 88 88

OPTHEA LIMITED  /  AnnuAl Report 2021 – 2022 Independent Auditor’s Report (cont.) Responsibilities of the Directors for the Financial Report The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. Auditor’s Responsibilities for the Audit of the Financial Report Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report. As part of an audit in accordance with the Australian Auditing Standards, we exercise professional judgement and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the financial report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors. • Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial report or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the financial report, including the disclosures, and whether the financial report represents the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the financial report. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion. We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. 89 89

Independent Auditor’s Report (cont.) We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied. From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial report of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. Report on the Remuneration Report Opinion on the Remuneration Report We have audited the Remuneration Report included in pages 26 to 38 of the Directors’ Report for the year ended 30 June 2022. In our opinion, the Remuneration Report of Opthea Limited, for the year ended 30 June 2022 complies with section 300A of the Corporations Act 2001. Responsibilities The directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards. DELOITTE TOUCHE TOHMATSU Chartered Accountants Perth, 30 August 2022 90 90

OPTHEA LIMITED / ANNUAL REPORT 2021 – 2022

ASX Additional Information

1. Distribution of equity securities

The number of shareholders, by size of holding, of quoted fully paid ordinary shares as at July 25, 2022 is as follows:

	Fully paid ordinary shares	
Category	No. of holders	No. of shares
1 – 1,000	2,849	1,584,740
1,001 – 5,000	2,989	7,874,361
5,001 – 10,000	926	7,181,679
10,001 – 100,000	882	24,239,378
100,001 and Over	125	311,272,384
Total	**7,816**	**352,152,542**
Number of shareholders holding less than a marketable parcel of shares	1,110	257,039

2. Twenty largest shareholders

The names of the 20 largest holders of quoted fully paid ordinary shares and their respective holdings at July 25, 2022 are:

Rank	Name	No. of shares	% interest
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	104,832,480	29.77%
2	CITICORP NOMINEES PTY LIMITED	42,603,686	12.10%
3	USB NOMINEES PTY LTD	24,379,784	6.92%
4	JP MORGAN NOMINEES AUSTRALIA PTY LIMITED	21,820,567	6.20%
5	NATIONAL NOMINEES LIMITED	12,406,402	3.52%
6	BNP PARIBAS NOMS PTY LTD <DRP	11,922,174	3.39%
7	JAGEN PTY LTD	11,581,484	3.29%
8	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	11,238,214	3.19%
9	ARMADA TRADING PTY LIMITED	5,071,967	1.44%
10	CS THIRD NOMINEES PTY LIMITED <HSBC CUST NOM AU LTD 13 A/C	4,773,043	1.36%
11	MS MARGARET LYNETTE HARVEY	4,000,000	1.14%
12	SAFO INVESTMENTS PTY LTD <SAFO INVESTMENT A/C	3,039,766	0.86%
13	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED <GSCO CUSTOMERS A/C	3,000,000	0.85%
14	GAJA HOLDINGS	2,851,675	0.81%
15	LL FAMILY NOMINEES PTY LTD <LAINI LIBERMAN FAMILY A/C	2,527,897	0.72%
16	SUIBIAN TRADING PTY LTD	2,404,397	0.68%
17	CS FOURTH NOMINEES PTY LIMITED <HSBC CUST NOM AU LTD 11 A/C	2,113,343	0.60%
18	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED <NT-COMNWLTH SUPER CORP A/C	1,952,947	0.55%
19	JUST GROUP INVESTMENT PTY LTD <JUST GROUP INVESTMENT A/C	1,934,559	0.55%
20	ARMADA TRADING PTY LTD	1,610,064	0.46%
	Totals: Top 20 holders of ordinary fully paid shares	**276,064,449**	**78.39%**
	Total remaining holders balance	**76,088,093**	**21.61%**

91

ASX Additional Information (cont.) 3.  Substantial shareholders The following information is current at July 25, 2022 based on information extracted from the substantial shareholding notices given to the Company by shareholders who hold relevant interests in more than 5 per cent of the Company’s voting shares: Name No. of shares Regal Funds Management Pty Ltd 46,584,812 Bakers Brothers Life Sciences LP 28,763,289 USB Group AG and its related bodies corporate 23,795,053 Bank of America Corporation and its related bodies corporate 20,914,194 4.  Voting Rights Clauses 44 to 53 of the Company’s Constitution stipulate the voting rights of members. In summary, but without prejudice to the provisions of the Constitution, every member present in person or by representative, proxy or attorney shall have one vote for each ordinary share held by the member. The Company’s shares are quoted on the Australian Securities Exchange Limited (ASX code: OPT). 92

OPTHEA LIMITED  /  AnnuAl Report 2021 – 2022 Corporate Directory COMPANY BANKERS Opthea Limited Commonwealth Bank of Australia ABN 32 006 340 567 Melbourne, Victoria DIRECTORS AUDITORS Jeremy Levin Deloitte Touché Tohmatsu Non Executive Director and Chairman Tower 2, Brookfield Place 123 Georges Terrace Megan Baldwin Perth, Western Australia 6000 Managing Director and Chief Executive Officer Michael Systemic SOLICITORS Non Executive Director Gilbert and Tobin Lawrence Golan 101 Collins Street Non Executive Director Melbourne, Victoria 3000 Daniel Spiegelman Non Executive Director SHARE REGISTER Julia Haller Computershare Investor Services Pty Ltd Non Executive Director Yarran Falls, 452 Johnston Street Susan Orr Abbotsford, Victoria 3067 Non Executive Director Telephone: +61 (3) 9415 4000 or Quinton Oswald 1300 850 505 (within Australia) Non Executive Director STOCK EXCHANGE LISTING COMPANY SECRETARY Opthea Limited’s shares are quoted on the Australian Karen Adams Securities Exchange Limited ASX (code: OPT). Bus, CPA GAICD, FGIA FCG Opthea Limited ADS options are quoted on the US Securities and Exchange Commission (SEC) NASDAQ (code: OPT). REGISTERED OFFICE Level 4, 650 Chapel Street South Yarran, Victoria 3141 PRINCIPAL ADMINISTRATIVE OFFICE Level 4, 650 Chapel Street South Yarran, Victoria 3141 www.opthea.com Telephone: +61 (3) 9826 0399 93

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